UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2018

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2018

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the fiscal year ended March 31, 2018

May 15, 2018

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	http://www.mufg.jp/
Representative:	Nobuyuki Hirano, President & Group CEO
For inquiry:	Kazutaka Yoneda, Managing Director, Head of Financial Planning Division / Financial Accounting Office
TEL (03) 3240-3110
General meeting of shareholders:	June 28, 2018
Dividend payment date:	June 29, 2018
Securities report issuing date:	June 28, 2018
Trading accounts:	Established
Supplemental information for financial statements:	Available
Investor meeting presentation:	Scheduled (for investors and analysts)

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Fiscal Year ended March 31, 2018

(1)	Results of Operations

	( % represents the change from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
	million yen	%	million yen	%	million yen	%
Fiscal year ended
March 31, 2018	6,068,061	1.5	1,462,418	7.5	989,664	6.8
March 31, 2017	5,979,568	4.6	1,360,767	(11.6)	926,440	(2.6)

(*)	Comprehensive income

                March 31, 2018: 1,330,891 million yen     302.6%                 ;         March 31, 2017: 330,609 million yen     (46.7) %

	Basic earnings per share	Diluted earnings per share	Net Income to Net Assets Attributable to MUFG shareholders	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	yen	yen	%	%	%
Fiscal year ended
March 31, 2018	74.55	74.29	6.3	0.5	24.1
March 31, 2017	68.28	68.00	6.0	0.5	22.8

(Reference) Income from investment in affiliates (Equity method)

                   March 31, 2018: 242,885 million yen;         March 31, 2017: 244,453 million yen

(2)	Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)	Total Net Assets per Common Stock
	million yen	million yen	%	yen
As of
March 31, 2018	306,937,415	17,295,037	5.2	1,217.41
March 31, 2017	303,297,433	16,658,394	5.0	1,137.78

(Reference) Shareholders’ equity as of     March 31, 2018: 16,024,639 million yen;     March 31, 2017: 15,280,268 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below
(Total	net assets - Subscription rights to shares - Non-controlling interests) / Total assets

(3)	Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the period
	million yen	million yen	million yen	million yen
Fiscal year ended
March 31, 2018	7,004,197	(656,875)	(290,538)	39,944,713
March 31, 2017	7,013,064	8,907,549	(670,592)	33,968,391

2. Dividends on Common Stock

	Dividends per Share					Total dividends	Dividend payout ratio (Consolidated)	Dividend on net assets ratio (Consolidated)
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen	million yen	%	%
Fiscal year
ended March 31, 2017	—	9.00	—	9.00	18.00	243,600	26.4	1.6
ended March 31, 2018	—	9.00	—	10.00	19.00	251,824	25.5	1.6
ending March 31, 2019 (Forecast)	—	10.00	—	10.00	20.00		31.0

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : Yes

3. Earnings Target for the Fiscal Year ending March 31, 2019 (Consolidated)

MUFG has set an earnings target of 850.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2019. MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

ø Notes

(1)	Changes in significant subsidiaries during the period (Changes in specified subsidiaries accompanying change in scope of consolidation): No

(2)	Changes in accounting policies, changes in accounting estimates and restatements

(A) Changes in accounting policies due to revision of accounting standards: No

(B) Changes in accounting policies due to reasons other than (A): No

(C) Changes in accounting estimates: No

(D) Restatements: No

(3)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	March 31, 2018	13,900,028,020 shares
	March 31, 2017	14,168,853,820 shares
(B) Treasury stocks:	March 31, 2018	737,138,211 shares
	March 31, 2017	738,910,028 shares
(C) Average outstanding stocks:	Fiscal year ended March 31, 2018	13,274,746,023 shares
	Fiscal year ended March 31, 2017	13,568,693,838 shares

*This “Consolidated Summary Report” (“Tanshin”) is outside the scope of the external auditor’s audit procedure.

*Notes for using forecasted information etc.

1.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish U.S. GAAP financial results in a separate disclosure document when such information becomes available.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Results of Operations and Financial Condition	2
(1) Analysis of results of operations	2
(2) Analysis of financial condition	3
2. Basic Views on Selection of Accounting Standards	3
3. Consolidated Financial Statements and Notes	4
(1) Consolidated Balance Sheets	4
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	6
(3) Consolidated Statements of Changes in Net Assets	9
(4) Consolidated Statements of Cash Flows	11
Notes to the Consolidated Financial Statements	13
Notes on Going-Concern Assumption
Segment Information
Per Share Information

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the Fiscal Year Ended March 31, 2018”

(*)	The following is the schedule of internet conference and explanation for investors and analysts. You can confirm those contents over the internet. Materials distributed for those will be uploaded in our homepage soon after the internet conference or the explanation is held.

Internet Conference:	May 15, 2018 (Tuesday)
Explanation for investors and analysts:	May 18, 2018 (Friday)

1

Mitsubishi UFJ Financial Group, Inc.

1. Results of Operations and Financial Condition

(1)   Analysis of results of operations

(Results of operations for the fiscal year ended March 31, 2018)

An overview of the financial and economic environment in fiscal year 2017 reveals the global economy was exposed to political and geopolitical risks, such as a change in US policy under a new administration, national elections in major European countries and a rise in tensions in the Middle East and surrounding North Korea. Despite this, the global economy continued to recover and grow with comparative stability. In the US, an improvement in the labor market, a rise in wages and a recovery of corporations’ production activities allowed its self-sustained growth to continue. The European economies remained solid, supported by a strong labor market, increased wages and low interest rates, despite underlying uncertainty about the UK’s decision to leave the EU. In addition, it appears that the economies of ASEAN (Association of Southeast Asian Nations) and NIEs (Newly Industrialized Economies) remained robust, even China’s, which has been experiencing downward pressure from structural adjustments. A recovery of exports, owing to growth in developed economies, and strong demand for infrastructure provided support for Asian economies. Meanwhile, the Japanese economy remained unshaken, despite movements in the political sphere, such as elections for the Tokyo Metropolitan Assembly and the House of Representatives. It continued to expand gradually throughout the fiscal year, becoming the second-longest post-war period of economic growth, surpassing the “Izanagi Boom”. In the corporate sector, capital expenditure maintained its strong growth due to a high level of corporate profits and a recovery of production, which was aided by completion of inventory adjustments. In the household sector, private consumption remained solid on the back of a favorable labor market and a rise in wages, supported by corporations’ strong hiring appetite. In addition, implementation of large-scale economic policies by the government contributed to economic growth throughout the first half of the fiscal year.

Turning our attention to the financial situation, the US dollar-to-Japanese yen exchange rate remained relatively unchanged and stock prices followed an upward trend, supported by a recovery in the global economy until the third quarter. However, in the fourth quarter, concerns about inflation in the US came to the fore and uncertainty about its trade policies rose, leading to appreciation of the Japanese yen and a downward correction of stock prices. In June and December 2017 and March 2018, the US Federal Reserve raised interest rates, and in April 2017 and January 2018, the European Central Bank reduced the size of its asset purchases. On the other hand, the Bank of Japan maintained its “Quantitative and Qualitative Monetary Easing with Yield Curve Control”, and long-term interest rates remained low.

Under such business environment, consolidated gross profits for the fiscal year ended March 31, 2018 decreased 157.5 billion yen from the previous fiscal year to 3,854.2 billion yen. This was mainly due to a decrease in net interest income from domestic loans and deposits as well as from bond portfolios and a decrease of net gains on debt securities, while net interest income from overseas loans and deposits remained steadily. General and administrative (G&A) expenses for the fiscal year ended March 31, 2018 increased 27.8 billion yen from the previous fiscal year to 2,621.4 billion yen, reflecting higher expenses in overseas. As a result, net operating profits decreased 185.4 billion yen from the previous fiscal year to 1,232.8 billion yen.

2

Mitsubishi UFJ Financial Group, Inc.

Total credit costs for the fiscal year ended March 31, 2018 decreased 109.2 billion yen from the previous fiscal year, mainly due to a decrease in provision for allowance for credit losses. Net gains on equity securities increased 8.2 billion yen from the previous fiscal year, driven by a progress in sales of equity holdings. Other non-recurring losses decreased 171.1 billion yen from the previous fiscal year, mostly due to an elimination of provision for repayment of excess interest of credit card/loan businesses which was occurred in the previous fiscal year.

As a result, ordinary profits for the fiscal year ended March 31, 2018 were 1,462.4 billion yen, an increase of 101.6 billion yen from the previous fiscal year, and profits attributable to owners of parent for the fiscal year ended March 31, 2018 was 989.6 billion yen, an increase of 63.2 billion yen from the previous fiscal year.

(in billions of Japanese yen)	For the fiscal year ended March 31, 2018	For the fiscal year ended March 31, 2017	Increase (Decrease)
Gross profits before credit costs for trust accounts	3,854.2	4,011.8	(157.5)
General and administrative expenses	2,621.4	2,593.5	27.8
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,232.8	1,418.2	(185.4)
Total credit costs	(46.1)	(155.3)	109.2
Net gains (losses) on equity securities	133.1	124.9	8.2
Profits (losses) from investments in affiliates	242.8	244.4	(1.5)
Other non-recurring gains (losses)	(100.3)	(271.4)	171.1
Ordinary profits	1,462.4	1,360.7	101.6
Net extraordinary gains (losses)	(53.0)	(57.5)	4.4
Total taxes	313.4	342.1	(28.7)
Profits attributable to non-controlling interests	106.2	34.6	71.6
Profits attributable to owners of parent	989.6	926.4	63.2

(2)   Analysis of financial condition

Total assets as of March 31, 2018 increased 3,639.9 billion yen from March 31, 2017 to 306,937.4 billion yen, and total net assets as of March 31, 2018 increased 636.6 billion yen from March 31, 2017 to 17,295.0 billion yen. The increase in total net assets was mainly due to increases in retained earnings and net unrealized gains on available-for-sale securities.

With regard to major items of assets, loans and bills discounted as of March 31, 2018 decreased 914.2 billion yen from March 31, 2017 to 108,090.9 billion yen and securities as of March 31, 2018 decreased 172.7 billion yen from March 31, 2017 to 59,266.1 billion yen. With regard to major items of liabilities, deposits as of March 31, 2018 increased 6,582.0 billion yen from March 31, 2017 to 177,312.3 billion yen.

2.   Basic Views on Selection of Accounting Standards

MUFG group, currently adopting Japanese GAAP, is preparing for its future adoption of IFRS by considering the development of its infrastructures and organizations within the group, and the timing of adoption.

3

Mitsubishi UFJ Financial Group, Inc.

3. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2017	As of March 31, 2018
Assets:
Cash and due from banks	63,525,940	74,713,689
Call loans and bills bought	649,147	482,285
Receivables under resale agreements	8,066,973	5,945,875
Receivables under securities borrowing transactions	11,002,723	9,266,996
Monetary claims bought	4,707,868	5,529,619
Trading assets	21,046,367	15,247,156
Money held in trust	806,881	943,153
Securities	59,438,897	59,266,170
Loans and bills discounted	109,005,231	108,090,994
Foreign exchanges	2,083,530	2,942,499
Other assets	11,554,699	12,176,023
Tangible fixed assets	1,358,905	1,369,977
Buildings	341,131	302,981
Land	720,132	697,105
Lease assets	10,164	12,357
Construction in progress	46,373	119,195
Other tangible fixed assets	241,104	238,337
Intangible fixed assets	1,257,876	1,246,676
Software	567,753	532,285
Goodwill	267,389	258,417
Lease assets	446	351
Other intangible fixed assets	422,287	455,622
Net defined benefit assets	601,377	874,106
Deferred tax assets	126,231	89,172
Customers’ liabilities for acceptances and guarantees	9,022,130	9,560,158
Allowance for credit losses	(957,350)	(807,139)

Total assets	303,297,433	306,937,415

4

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2017	As of March 31, 2018
Liabilities:
Deposits	170,730,221	177,312,310
Negotiable certificates of deposit	11,341,571	9,854,742
Call money and bills sold	1,973,569	2,461,088
Payables under repurchase agreements	17,636,962	18,088,513
Payables under securities lending transactions	5,538,739	8,156,582
Commercial papers	2,307,222	2,181,995
Trading liabilities	17,700,617	10,898,924
Borrowed money	16,971,085	16,399,502
Foreign exchanges	1,970,980	2,037,524
Short-term bonds payable	847,999	847,299
Bonds payable	9,893,687	10,706,252
Due to trust accounts	9,893,881	10,382,479
Other liabilities	9,382,992	9,270,887
Reserve for bonuses	81,012	86,581
Reserve for bonuses to directors	598	620
Reserve for stocks payment	10,400	11,607
Net defined benefit liabilities	59,045	59,033
Reserve for retirement benefits to directors	1,128	1,088
Reserve for loyalty award credits	16,689	17,836
Reserve for contingent losses	384,868	318,002
Reserves under special laws	4,075	4,319
Deferred tax liabilities	745,073	867,919
Deferred tax liabilities for land revaluation	124,483	117,104
Acceptances and guarantees	9,022,130	9,560,158

Total liabilities	286,639,039	289,642,377

Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	1,412,087	1,196,803
Retained earnings	9,278,546	10,064,649
Treasury stock	(513,260)	(522,158)

Total shareholders’ equity	12,318,885	12,880,807

Net unrealized gains (losses) on available-for-sale securities	2,184,597	2,388,234
Net deferred gains (losses) on hedging instruments	125,684	59,360
Land revaluation excess	173,723	170,239
Foreign currency translation adjustments	558,339	499,557
Remeasurements of defined benefit plans	(65,098)	62,182
Debt value adjustments of foreign subsidiaries and affiliates	(15,863)	(35,743)

Total accumulated other comprehensive income	2,961,382	3,143,832

Subscription rights to shares	407	274
Non-controlling interests	1,377,719	1,270,123

Total net assets	16,658,394	17,295,037

Total liabilities and net assets	303,297,433	306,937,415

5

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2017	For the fiscal year ended March 31, 2018
Ordinary income	5,979,568	6,068,061
Interest income	2,888,134	3,094,990
Interest on loans and bills discounted	1,862,089	2,033,891
Interest and dividends on securities	675,434	578,247
Interest on call loans and bills bought	10,523	10,776
Interest on receivables under resale agreements	46,831	60,590
Interest on receivables under securities borrowing transactions	6,246	12,209
Interest on deposits	79,746	123,591
Other interest income	207,261	275,682
Trust fees	122,050	122,533
Fees and commissions	1,531,974	1,549,993
Trading income	292,761	293,494
Other operating income	575,937	371,477
Other ordinary income	568,709	635,572
Reversal of allowance for credit losses	—	60,200
Gains on loans written-off	64,487	78,880
Others	504,221	496,491
Ordinary expenses	4,618,801	4,605,643
Interest expenses	863,677	1,188,223
Interest on deposits	296,574	413,807
Interest on negotiable certificates of deposit	65,008	90,019
Interest on call money and bills sold	2,043	4,859
Interest on payables under repurchase agreements	81,400	142,829
Interest on payables under securities lending transactions	2,104	2,611
Interest on commercial papers	15,172	28,190
Interest on borrowed money	34,140	38,788
Interest on short-term bonds payable	22	2
Interest on bonds payable	171,514	195,064
Other interest expenses	195,695	272,050
Fees and commissions	203,484	222,795
Trading expenses	2,725	1,021
Other operating expenses	329,193	166,281
General and administrative expenses	2,663,503	2,693,315
Other ordinary expenses	556,217	334,006
Provision for allowance for credit losses	30,342	—
Others	525,875	334,006

Ordinary profits	1,360,767	1,462,418

6

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2017	For the fiscal year ended March 31, 2018
Extraordinary gains	17,620	54,993
Gains on disposition of fixed assets	17,463	6,297
Reversal of reserve for contingent liabilities from financial instruments transactions	156	—
Gains on exchange of shares of affiliates	—	48,695
Extraordinary losses	75,159	108,034
Losses on disposition of fixed assets	9,263	12,097
Losses on impairment of fixed assets	10,162	76,122
Provision for reserve for contingent liabilities from financial instruments transactions	—	244
Losses on change in equity	45,654	19,569
Losses on liquidation of equity securities of subsidiaries	5,313	—
Losses on exchange of shares of affiliates	4,538	—
Losses on sales of equity securities of subsidiaries	226	—

Profits before income taxes	1,303,228	1,409,377

Income taxes-current	319,060	300,032
Income taxes-deferred	23,116	13,404

Total taxes	342,177	313,436

Profits	961,050	1,095,940

Profits attributable to non-controlling interests	34,609	106,276

Profits attributable to owners of parent	926,440	989,664

7

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the fiscal year ended March 31, 2017	For the fiscal year ended March 31, 2018
Profits	961,050	1,095,940
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	(278,689)	208,021
Net deferred gains (losses) on hedging instruments	(212,449)	(65,001)
Land revaluation excess	(21)	(57)
Foreign currency translation adjustments	(145,331)	(22,627)
Remeasurements of defined benefit plans	134,560	145,534
Share of other comprehensive income of associates accounted for using equity method	(128,510)	(30,919)

Total other comprehensive income	(630,441)	234,950

Comprehensive income	330,609	1,330,891

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	303,054	1,209,604
Comprehensive income attributable to non-controlling interests	27,554	121,287

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Mitsubishi UFJ Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2017

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available- for-sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	1,425,637	8,587,578	(298,922)	11,855,806	2,486,627	337,297
Cumulative effects due to revision of accounting standards for foreign subsidiaries and affiliates			8,464		8,464
Restated balance	2,141,513	1,425,637	8,596,043	(298,922)	11,864,271	2,486,627	337,297
Changes during the period
Cash dividends			(246,557)		(246,557)
Profits attributable to owners of parent			926,440		926,440
Repurchase of treasury stock				(217,688)	(217,688)
Disposal of treasury stock		(936)		3,350	2,414
Reversal of land revaluation excess			2,619		2,619
Changes in subsidiaries’ equity		(12,614)			(12,614)
Net changes of items other than shareholders’ equity						(302,029)	(211,612)

Total changes during the period	—	(13,550)	682,503	(214,337)	454,614	(302,029)	(211,612)

Balance at the end of the period	2,141,513	1,412,087	9,278,546	(513,260)	12,318,885	2,184,597	125,684

	(in millions of yen)
	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Total accumulated other comprehensive income	Subscription rights to shares	Non- controlling interests	Total net assets
Balance at the beginning of the period	176,364	791,401	(189,526)	—	3,602,163	8,260	1,920,538	17,386,769
Cumulative effects due to revision of accounting standards for foreign subsidiaries and affiliates				(8,464)	(8,464)			—
Restated balance	176,364	791,401	(189,526)	(8,464)	3,593,699	8,260	1,920,538	17,386,769
Changes during the period
Cash dividends								(246,557)
Profits attributable to owners of parent								926,440
Repurchase of treasury stock								(217,688)
Disposal of treasury stock								2,414
Reversal of land revaluation excess								2,619
Changes in subsidiaries’ equity								(12,614)
Net changes of items other than shareholders equity	(2,641)	(233,062)	124,427	(7,399)	(632,317)	(7,853)	(542,819)	(1,182,989)

Total changes during the period	(2,641)	(233,062)	124,427	(7,399)	(632,317)	(7,853)	(542,819)	(728,375)

Balance at the end of the period	173,723	558,339	(65,098)	(15,863)	2,961,382	407	1,377,719	16,658,394

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Mitsubishi UFJ Financial Group, Inc.

For the fiscal year ended March 31, 2018

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available- for- sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	1,412,087	9,278,546	(513,260)	12,318,885	2,184,597	125,684
Changes during the period
Cash dividends			(241,050)		(241,050)
Profits attributable to owners of parent			989,664		989,664
Repurchase of treasury stock				(201,051)	(201,051)
Disposal of treasury stock		(10)		2,098	2,088
Retirement of treasury stock		(190,054)		190,054	—
Reversal of land revaluation excess			3,426		3,426
Changes in subsidiaries’ equity		(25,218)			(25,218)
Effects due to revision of accounting standards for foreign subsidiaries and affiliates			34,063		34,063
Net changes of items other than shareholders’ equity						203,637	(66,324)

Total changes during the period	—	(215,283)	786,103	(8,898)	561,921	203,637	(66,324)

Balance at the end of the period	2,141,513	1,196,803	10,064,649	(522,158)	12,880,807	2,388,234	59,360

	(in millions of yen)
	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Total accumulated other comprehensive income	Subscription rights to shares	Non- controlling interests	Total net assets
Balance at the beginning of the period	173,723	558,339	(65,098)	(15,863)	2,961,382	407	1,377,719	16,658,394
Changes during the period
Cash dividends								(241,050)
Profits attributable to owners of parent								989,664
Repurchase of treasury stock								(201,051)
Disposal of treasury stock								2,088
Retirement of treasury stock								—
Reversal of land revaluation excess								3,426
Changes in subsidiaries’ equity								(25,218)
Effects due to revision of accounting standards for foreign subsidiaries and affiliates								34,063
Net changes of items other than shareholders’ equity	(3,483)	(58,781)	127,281	(19,879)	182,449	(132)	(107,595)	74,721

Total changes during the period	(3,483)	(58,781)	127,281	(19,879)	182,449	(132)	(107,595)	636,643

Balance at the end of the period	170,239	499,557	62,182	(35,743)	3,143,832	274	1,270,123	17,295,037

10

Mitsubishi UFJ Financial Group, Inc.

(4) Consolidated Statements of Cash Flows

(in millions of yen)	For the fiscal year ended March 31, 2017	For the fiscal year ended March 31, 2018
Cash flows from operating activities:
Profits before income taxes	1,303,228	1,409,377
Depreciation and amortization	316,411	321,207
Impairment losses	10,162	76,122
Amortization of goodwill	16,737	17,603
Equity in losses (gains) of equity method investees	(244,453)	(242,885)
Increase (decrease) in allowance for credit losses	(92,783)	(155,657)
Increase (decrease) in reserve for bonuses	(285)	4,759
Increase (decrease) in reserve for bonuses to directors	202	21
Increase (decrease) in reserve for stocks payment	10,400	1,206
Decrease (increase) in net defined benefit assets	(92,720)	(123,708)
Increase (decrease) in net defined benefit liabilities	1,652	(260)
Increase (decrease) in reserve for retirement benefits to directors	14	(40)
Increase (decrease) in reserve for loyalty award credits	959	600
Increase (decrease) in reserve for contingent losses	175,716	(66,513)
Interest income recognized on statement of income	(2,888,134)	(3,094,990)
Interest expenses recognized on statement of income	863,677	1,188,223
Losses (gains) on securities	(181,811)	(188,581)
Losses (gains) on money held in trust	8,771	450
Foreign exchange losses (gains)	459,763	417,825
Losses (gains) on sales of fixed assets	(8,200)	5,800
Net decrease (increase) in trading assets	(1,737,675)	6,172,302
Net increase (decrease) in trading liabilities	1,448,201	(7,200,920)
Net decrease (increase) in unsettled trading accounts	(50,814)	(60,914)
Net decrease (increase) in loans and bills discounted	4,065,265	962,022
Net increase (decrease) in deposits	10,427,476	6,551,091
Net increase (decrease) in negotiable certificates of deposit	(242,013)	(1,483,766)
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	4,551,643	(429,679)
Net decrease (increase) in due from banks (excluding cash equivalents)	802,579	(5,220,840)
Net decrease (increase) in call loans and bills bought and others	(1,413,158)	2,362,074
Net decrease (increase) in receivables under securities borrowing transactions	(5,203,785)	1,786,118
Net increase (decrease) in call money and bills sold and others	(3,999,428)	631,521
Net increase (decrease) in commercial papers	33,847	(128,226)
Net increase (decrease) in payables under securities lending transactions	850,842	2,612,538
Net decrease (increase) in foreign exchanges (assets)	(302,389)	(844,857)
Net increase (decrease) in foreign exchanges (liabilities)	(81,641)	64,974
Net increase (decrease) in short-term bonds payable	95,507	(699)
Net increase (decrease) in issuance and redemption of unsubordinated bonds payable	422,720	188,578
Net increase (decrease) in due to trust accounts	(3,402,151)	488,598
Interest income (cash basis)	3,023,722	3,181,494
Interest expenses (cash basis)	(847,418)	(1,170,125)
Others	(684,097)	(809,354)

Sub-total	7,416,541	7,222,489

Income taxes	(427,841)	(250,661)
Refund of income taxes	24,364	32,370

Net cash provided by (used in) operating activities	7,013,064	7,004,197

11

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2017	For the fiscal year ended March 31, 2018
Cash flows from investing activities:
Purchases of securities	(56,618,395)	(72,969,164)
Proceeds from sales of securities	39,602,665	33,353,855
Proceeds from redemption of securities	26,428,256	39,501,328
Payments for increase in money held in trust	(763,127)	(540,772)
Proceeds from decrease in money held in trust	615,931	401,831
Purchases of tangible fixed assets	(121,733)	(159,814)
Purchases of intangible fixed assets	(249,744)	(247,378)
Proceeds from sales of tangible fixed assets	31,815	11,790
Proceeds from sales of intangible fixed assets	2,890	700
Payments for transfer of business	—	(7,060)
Payments for acquisition of subsidiaries’ equity affecting the scope of consolidation	(21,954)	(20)
Proceeds from sales of subsidiaries’ equity affecting the scope of consolidation	2,761	—
Others	(1,815)	(2,172)

Net cash provided by (used in) investing activities	8,907,549	(656,875)

Cash flows from financing activities:
Proceeds from subordinated borrowings	31,000	39,500
Repayments of subordinated borrowings redemption	(50,592)	(245,328)
Proceeds from issuance of subordinated bonds payable and bonds with warrants	837,401	863,460
Payments for redemption of subordinated bonds payable and bonds with warrants	(476,943)	(256,196)
Proceeds from issuance of common stock to non-controlling shareholders	1,195	2,196
Repayments to non-controlling shareholders	(854)	(16)
Payments for redemption of preferred securities	(468,956)	(150,000)
Dividends paid by MUFG	(246,563)	(241,067)
Dividends paid by subsidiaries to non-controlling shareholders	(77,008)	(53,896)
Purchases of treasury stock	(217,666)	(201,050)
Proceeds from sales of treasury stock	3	2,225
Payments for purchases of subsidiaries’ equity not affecting the scope of consolidation	(1,612)	(50,364)
Proceeds from sales of subsidiaries’ equity not affecting the scope of consolidation	0	0
Others	4	0

Net cash provided by (used in) financing activities	(670,592)	(290,538)

Effect of foreign exchange rate changes on cash and cash equivalents	(45,486)	(80,462)

Net increase (decrease) in cash and cash equivalents	15,204,534	5,976,322

Cash and cash equivalents at the beginning of the period	18,763,856	33,968,391

Cash and cash equivalents at the end of the period	33,968,391	39,944,713

12

Mitsubishi UFJ Financial Group, Inc.

Notes to the Consolidated Financial Statements

(Notes on Going-Concern Assumption)

None.

(Segment Information)

1.	Information on net revenue and operating profit (loss) for each reporting segment

For the Fiscal Year Ended March 31, 2018

	(in millions of yen)
	Retail Banking Business Group	Corporate Banking Business Group	Global Business Group	Trust Assets Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	1,226,863	1,003,169	1,279,564	186,670	3,514,831	477,154	(24,778)	3,967,207
Operating expenses	960,746	580,703	857,283	116,862	2,363,839	222,642	156,668	2,743,150
Operating profit (loss)	266,116	422,466	422,281	69,808	1,150,991	254,511	(181,446)	1,224,056

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.

2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.

3.	“Operating expenses” includes personnel expenses and premise expenses.

4.	Assets and liabilities of each reporting segment are not reported since MUFG does not allocate assets and liabilities among the segments for internal management purposes.

5.	“Net revenue” and “Operating expenses” for each of the Corporate Banking Business Group and the Global Business Group include net revenue and operating expenses relating to overseas Japanese corporate transactions. The amounts relating to such transactions included in each of these reporting segments are as follows: ¥181,436 million of net revenue, ¥151,755 million of operating expenses and ¥29,680 million of operating profit. Adjustments have been made by deducting these amounts from the Total of Customer Business.

2.	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statements of income for the corresponding twelve-month period

operating profit	For the fiscal year ended March 31,2018
Total operating profit of reporting segments	1,224,056
Operating profit of consolidated subsidiaries excluded from reporting segments	24,575
Credit related expenses	(185,191)
Gains on reversal of allowance for credit losses	60,200
Gains on loans written-off	78,880
Net gains on equity securities and other securities	133,178
Equity in gains of the equity method investees	242,885
Others	(116,165)
Ordinary profit in the consolidated statements of income	1,462,418

13

Mitsubishi UFJ Financial Group, Inc.

(Per Share Information)

For the fiscal year ended March 31, 2018
Total equity per common share	¥1,217.41
Basic earnings per common share	¥74.55
Diluted earnings per common share	¥74.28

(Notes)

1.	The bases for the calculation of basic earnings per common share and diluted earnings per common share for the periods indicated were as follows:

		For the fiscal year ended March 31, 2018
Basic earnings per common share
Profits attributable to owners of parent	million yen	989,664
Profits not attributable to common shareholders	million yen	—
Profits attributable to common shareholders of parent	million yen	989,664
Average number of common shares during the period	thousand shares	13,274,746
Diluted earnings per common share
Adjustment to profits attributable to owners of parent	million yen	(3,451)
Adjustment related to dilutive shares of consolidated subsidiaries and others	million yen	(3,451)
Increase in common shares	thousand shares	631
Subscription rights to shares	thousand shares	631
Description of antidilutive securities which were not included in the calculation of diluted earnings per share		Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options and others - 0 million units as of December 31, 2017

2.	The bases for the calculation of total equity per common share for the period indicated were as follows:

		As of March 31, 2018
Total equity	million yen	17,295,037
Deductions from total equity:	million yen	1,270,398
Subscription rights to shares	million yen	274
Non-controlling interests	million yen	1,270,123
Total equity attributable to common shares	million yen	16,024,639
Number of common shares at period end used for the calculation of total equity per common share	thousand shares	13,162,889

14

Selected Financial Information

under Japanese GAAP

For the Fiscal Year Ended March 31, 2018

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BK and TB Combined ]*2*3*4 [ BK Consolidated ][ BK Non-consolidated ] [ TB Consolidated ][ TB Non-consolidated ]	1

2. Average Interest Rate Spread	[ BK Non-consolidated ][ TB Non-consolidated ] [ BK and TB Combined ]	7

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	[ MUFG Consolidated ][ BK Consolidated ] [ TB Consolidated ]	8

4. Securities	[ MUFG Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	9

5. ROE	[ MUFG Consolidated ]	12

6. Risk-Adjusted Capital Ratio	[ MUFG Consolidated ][ BK Consolidated ][ TB Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	13

7. Risk-Monitored Loans	[ MUFG Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Account ]	14

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)	[ BK and TB Combined including Trust Account ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Account ]	18

9. Progress in Disposition of Problem Assets	[ BK Non-consolidated ] [ TB Non-consolidated including Trust Account ]	23

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors	[ BK and TB Combined including Trust Accounts ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Accounts ]	25

11. Overseas Loans	[ BK and TB Combined ]	29

12. Loans and Deposits	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	30

13. Domestic Deposits	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	31

14. Status of Deferred Tax Assets	[ BK Non-consolidated ][ TB Non-consolidated ]	32

15. Retirement Benefits	[ MUFG Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	34

(References)

1. Financial Statements	[ BK Non-consolidated ][ TB Non-consolidated ]	37

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BK” means MUFG Bank, Ltd.
(*3)	“TB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BK and TB Combined” means simple sum of “BK” and “TB” without consolidation processes.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. changed its name to MUFG Bank, Ltd. as of April 1, 2018.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2018 (A)	March 31, 2017 (B)	(Decrease) (A) - (B)
Gross profits	3,854,231	4,011,809	(157,577)
Gross profits before credit costs for trust accounts	3,854,231	4,011,808	(157,576)
Net interest income	1,906,831	2,024,487	(117,656)
Trust fees	122,533	122,050	483
Credit costs for trust accounts (1)	—	0	(0)
Net fees and commissions	1,327,198	1,328,490	(1,292)
Net trading profits	292,472	290,035	2,436
Net other operating profits	205,195	246,744	(41,548)
Net gains (losses) on debt securities	6,707	56,871	(50,163)
General and administrative expenses	2,621,431	2,593,576	27,854
Amortization of goodwill	17,603	16,737	866
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,250,403	1,434,969	(184,565)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,232,800	1,418,231	(185,431)
Provision for general allowance for credit losses (2)	—	(210,257)	210,257
Net operating profits*	1,232,800	1,207,974	24,825
Net non-recurring gains (losses)	229,618	152,793	76,825
Credit costs (3)	(185,191)	(9,606)	(175,585)
Losses on loan write-offs	(161,192)	(136,423)	(24,769)
Provision for specific allowance for credit losses	—	181,550	(181,550)
Other credit costs	(23,998)	(54,733)	30,734
Reversal of allowance for credit losses (4)	60,200	—	60,200
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	78,880	64,487	14,392
Net gains (losses) on equity securities	133,178	124,940	8,238
Gains on sales of equity securities	174,633	171,875	2,757
Losses on sales of equity securities	(34,446)	(44,378)	9,931
Losses on write-down of equity securities	(7,008)	(2,557)	(4,450)
Profits (losses) from investments in affiliates	242,885	244,453	(1,567)
Other non-recurring gains (losses)	(100,334)	(271,481)	171,147

Ordinary profits	1,462,418	1,360,767	101,651

Net extraordinary gains (losses)	(53,041)	(57,539)	4,498
Losses on impairment of fixed assets	(76,122)	(10,162)	(65,960)
Losses on change in equity	(19,569)	(45,654)	26,084
Gains on exchange of shares of affiliates	48,695	—	48,695
Profits before income taxes	1,409,377	1,303,228	106,149
Income taxes-current	300,032	319,060	(19,028)
Income taxes-deferred	13,404	23,116	(9,712)
Total taxes	313,436	342,177	(28,740)
Profits	1,095,940	961,050	134,890
Profits attributable to non-controlling interests	106,276	34,609	71,666

Profits attributable to owners of parent	989,664	926,440	63,223

Note:

* Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(46,110)	(155,376)	109,265

Number of consolidated subsidiaries	209	213	(4)
Number of affiliated companies accounted for under the equity method	56	58	(2)

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2018 (A)	March 31, 2017 (B)	(Decrease) (A) - (B)
Gross profits	2,029,854	2,190,471	(160,617)
Gross profits before credit costs for trust accounts	2,029,854	2,190,471	(160,616)
Domestic gross profits	1,121,090	1,280,884	(159,794)
Net interest income	560,740	684,142	(123,401)
Trust fees	96,401	94,645	1,756
Credit costs for trust accounts (1)	—	0	(0)
Net fees and commissions	375,606	387,166	(11,560)
Net trading profits	(3,192)	13,015	(16,207)
Net other operating profits	91,534	101,914	(10,379)
Net gains (losses) on debt securities	75,586	78,072	(2,486)
Non-domestic gross profits	908,764	909,587	(823)
Net interest income	558,987	537,616	21,371
Net fees and commissions	195,172	206,762	(11,589)
Net trading profits	82,282	96,227	(13,945)
Net other operating profits	72,321	68,981	3,340
Net gains (losses) on debt securities	(69,580)	(33,191)	(36,389)
General and administrative expenses	1,313,296	1,342,025	(28,728)
Personnel expenses	473,814	480,593	(6,779)
Non-personnel expenses	770,626	785,425	(14,798)
Taxes	68,855	76,006	(7,151)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	716,557	848,445	(131,888)
Provision for general allowance for credit losses (2)	—	(32,040)	32,040
Net operating profits	716,557	816,405	(99,847)
Net non-recurring gains (losses)	126,627	(19,711)	146,339
Credit costs (3)	(74,138)	(83,298)	9,160
Losses on loan write-offs	(49,908)	(36,428)	(13,479)
Provision for specific allowance for credit losses	—	8,430	(8,430)
Other credit costs	(24,230)	(55,300)	31,070
Reversal of allowance for credit losses (4)	127,343	45,784	81,559
Reversal of reserve for contingent losses included in credit costs (5)	561	607	(45)
Gains on loans written-off (6)	25,779	20,982	4,797
Net gains (losses) on equity securities	120,684	112,151	8,532
Gains on sales of equity securities	163,036	160,452	2,583
Losses on sales of equity securities	(36,618)	(46,665)	10,046
Losses on write-down of equity securities	(5,733)	(1,635)	(4,098)
Other non-recurring gains (losses)	(73,603)	(115,938)	42,334

Ordinary profits	843,185	796,694	46,491

Net extraordinary gains (losses)	(13,327)	(8,104)	(5,222)
Net gains (losses) on disposition of fixed assets	(6,861)	2,261	(9,123)
Losses on impairment of fixed assets	(59,277)	(4,237)	(55,039)
Gains on exchange of shares of affiliates	52,811	—	52,811
Losses on liquidation of equity securities of subsidiaries	—	(7,941)	7,941
Gains on sales of equity securities of subsidiaries	—	2,600	(2,600)
Income before income taxes	829,858	788,589	41,268
Income taxes-current	189,205	214,422	(25,216)
Income taxes-deferred	16,186	(27,543)	43,730
Total taxes	205,392	186,878	18,513

Net income	624,465	601,710	22,754

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	79,546	(47,964)	127,511

Mitsubishi UFJ Financial Group, Inc.

BK Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2018 (A)	March 31, 2017 (B)
Gross profits	2,625,973	2,771,308	(145,335)
Net interest income	1,586,230	1,712,876	(126,646)
Trust fees	13,652	13,865	(213)
Net fees and commissions	723,163	729,808	(6,645)
Net trading profits	82,988	106,750	(23,762)
Net other operating profits	219,939	208,006	11,932
Net gains (losses) on debt securities	13,726	44,866	(31,140)
General and administrative expenses	1,778,650	1,743,554	35,095
Amortization of goodwill	16,368	15,498	870
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	863,691	1,043,252	(179,561)
Net operating profits before provision for general allowance for credit losses	847,322	1,027,753	(180,431)
Provision for general allowance for credit losses (1)	—	—	—
Net operating profits*	847,322	1,027,753	(180,431)
Net non-recurring gains (losses)	54,227	(35,698)	89,925
Credit costs (2)	(103,268)	(126,921)	23,652
Losses on loan write-offs	(78,300)	(71,520)	(6,779)
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(24,968)	(55,400)	30,432
Reversal of allowance for credit losses (3)	59,568	11,034	48,534
Reversal of reserve for contingent losses included in credit costs (4)	—	—	—
Gains on loans written-off (5)	58,357	44,186	14,171
Net gains (losses) on equity securities	92,093	96,094	(4,000)
Gains on sales of equity securities	133,289	142,947	(9,657)
Losses on sales of equity securities	(35,261)	(44,792)	9,530
Losses on write-down of equity securities	(5,934)	(2,060)	(3,873)
Profits (losses) from investments in affiliates	25,456	21,891	3,565
Other non-recurring gains (losses)	(77,979)	(81,982)	4,003

Ordinary profits	901,550	992,055	(90,505)

Net extraordinary gains (losses)	(57,898)	(2,515)	(55,383)
Net gains (losses) on disposition of fixed assets	(4,404)	10,734	(15,139)
Losses on impairment of fixed assets	(53,493)	(5,778)	(47,714)
Losses on liquidation of equity securities of subsidiaries	—	(3,236)	3,236
Losses on exchange of shares of affiliates	—	(4,007)	4,007
Profits before income taxes	843,651	989,540	(145,888)
Income taxes-current	205,415	234,738	(29,323)
Income taxes-deferred	20,280	10,391	9,888
Total taxes	225,695	245,130	(19,435)
Profits	617,956	744,409	(126,453)
Profits attributable to non-controlling interests	42,695	54,480	(11,784)

Profits attributable to owners of parent	575,260	689,929	(114,669)

Note:

* Net operating profits = Net operating profits of BK + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	14,657	(71,700)	86,357
Number of consolidated subsidiaries	126	127	(1)
Number of affiliated companies accounted for under the equity method	48	50	(2)

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2018 (A)	March 31, 2017 (B)	(Decrease) (A) - (B)
Gross profits	1,673,145	1,808,757	(135,611)
Domestic gross profits	922,922	1,010,035	(87,113)
Net interest income	549,415	601,653	(52,238)
Net fees and commissions	274,537	285,755	(11,218)
Net trading profits	(59)	19,401	(19,461)
Net other operating profits	99,029	103,224	(4,194)
Net gains (losses) on debt securities	72,886	85,973	(13,086)
Non-domestic gross profits	750,223	798,721	(48,498)
Net interest income	415,913	461,816	(45,903)
Net fees and commissions	191,384	202,267	(10,882)
Net trading profits	63,532	88,872	(25,340)
Net other operating profits	79,392	45,764	33,627
Net gains (losses) on debt securities	(60,358)	(52,118)	(8,239)
General and administrative expenses	1,118,781	1,141,768	(22,986)
Personnel expenses	403,022	404,345	(1,322)
Non-personnel expenses	657,928	672,758	(14,830)
Amortization of goodwill	346	359	(13)
Taxes	57,830	64,664	(6,834)
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	554,710	667,348	(112,638)
Net operating profits before provision for general allowance for credit losses	554,364	666,989	(112,624)
Provision for general allowance for credit losses (1)	—	—	—
Net operating profits	554,364	666,989	(112,624)
Net non-recurring gains (losses)	82,727	(34,783)	117,510
Credit costs (2)	(69,947)	(91,522)	21,574
Reversal of allowance for credit losses (3)	101,178	45,784	55,394
Reversal of reserve for contingent losses included in credit costs (4)	—	—	—
Gains on loans written-off (5)	24,827	20,275	4,551
Net gains (losses) on equity securities	89,744	94,823	(5,079)
Gains on sales of equity securities	129,001	140,261	(11,260)
Losses on sales of equity securities	(34,675)	(44,045)	9,370
Losses on write-down of equity securities	(4,581)	(1,391)	(3,189)
Other non-recurring gains (losses)	(63,075)	(104,144)	41,069

Ordinary profits	637,091	632,205	4,886

Net extraordinary gains (losses)	(57,017)	78	(57,096)
Net gains (losses) on disposition of fixed assets	(6,017)	3,509	(9,527)
Losses on impairment of fixed assets	(51,000)	(394)	(50,606)
Losses on liquidation of equity securities of subsidiaries	—	(4,850)	4,850
Gains on sales of equity securities of subsidiaries	—	2,600	(2,600)
Income before income taxes	580,073	632,284	(52,210)
Income taxes-current	146,632	170,663	(24,030)
Refund of income taxes	(17,311)	(6,295)	(11,015)
Income taxes-deferred	13,041	(13,539)	26,580
Total taxes	142,362	150,828	(8,465)

Net income	437,710	481,455	(43,744)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	56,058	(25,462)	81,520
Provision for general allowance for credit losses	131,639	(157,631)	289,270
Provision for special allowance for credit losses	(30,291)	203,483	(233,774)
Allowance for credit to specific foreign borrowers	(170)	(67)	(102)
Losses on loans write-off	(45,325)	(36,075)	(9,249)
Provision for contingent losses included in credit costs	(11,285)	(49,022)	37,737
Gains on loans written-off	24,827	20,275	4,551
Losses on sales of other loans, etc.	(13,337)	(6,424)	(6,913)

Mitsubishi UFJ Financial Group, Inc.

TB Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2018 (A)	March 31, 2017 (B)	(Decrease) (A) - (B)
Gross profits	461,205	483,129	(21,924)
Gross profits before credit costs for trust accounts	461,205	483,129	(21,923)
Trust fees	109,377	108,418	958
Trust fees before credit costs for trust accounts	109,377	108,418	958
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	14,403	21,883	(7,480)
Other trust fees	94,973	86,534	8,438
Credit costs for trust accounts (1)	—	0	(0)
Net interest income	134,698	135,322	(624)
Net fees and commissions	204,410	205,398	(988)
Net trading profits	19,970	6,210	13,759
Net other operating profits	(7,250)	27,778	(35,029)
Net gains (losses) on debt securities	(6,624)	10,869	(17,494)
General and administrative expenses	286,067	289,854	(3,786)
Amortization of goodwill	1,231	1,235	(3)
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	176,369	194,510	(18,140)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	175,138	193,275	(18,136)
Provision for general allowance for credit losses (2)	—	(32,039)	32,039
Net operating profits*	175,138	161,236	13,902
Net non-recurring gains (losses)	45,482	18,143	27,339
Credit costs (3)	(4,229)	8,252	(12,481)
Losses on loan write-offs	(4,621)	(386)	(4,234)
Provision for specific allowance for credit losses	—	8,497	(8,497)
Other credit costs	392	141	251
Reversal of allowance for credit losses (4)	26,254	—	26,254
Reversal of reserve for contingent losses included in credit costs (5)	555	646	(91)
Gains on loans written-off (6)	996	784	212
Net gains (losses) on equity securities	30,939	17,386	13,552
Gains on sales of equity securities	34,035	20,273	13,762
Losses on sales of equity securities	(1,943)	(2,643)	699
Losses on write-down of equity securities	(1,152)	(243)	(909)
Profits (losses) from investments in affiliates	4,283	4,248	34
Other non-recurring gains (losses)	(13,318)	(13,175)	(142)

Ordinary profits	220,620	179,379	41,241

Net extraordinary gains (losses)	28,798	(7,707)	36,506
Net gains (losses) on disposition of fixed assets	(473)	(994)	520
Losses on impairment of fixed assets	(19,423)	(3,892)	(15,530)
Gains on exchange of shares of affiliates	48,695	—	48,695
Losses on liquidation of equity securities of subsidiaries	—	(2,820)	2,820
Profits before income taxes	249,419	171,671	77,747
Income taxes-current	70,439	61,085	9,354
Income taxes-deferred	1,069	(15,034)	16,104
Total taxes	71,509	46,050	25,458
Profits	177,910	125,620	52,289
Profits attributable to non-controlling interests	9,707	11,311	(1,604)

Profits attributable to owners of parent	168,203	114,308	53,894

Note:

* Net operating profits = Net operating profits of TB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	23,577	(22,355)	45,933

Number of consolidated subsidiaries	49	51	(2)
Number of affiliated companies accounted for under the equity method	8	11	(3)

TB Consolidated (combined operating results of TB and transferred entities to Intermediate Holding Company in the United States)

In July 2016 and July 2017, to comply with the financial regulations in the United States, TB transferred the interests in its subsidiaries in the United States to the Intermediate Holding Company (“IHC”) in United States which are owned by BK and MUFG.

The combined operating results of TB and transferred entities are as follows (the operating results of transferred entities are prepared for managerial accounting purpose):

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	175,489	193,396	(17,906)
Profits attributable to owners of parent	168,445	114,383	54,062
Number of the entities transferred to IHC	3	1	2

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2018 (A)	March 31, 2017 (B)	(Decrease) (A) - (B)
Gross profits	356,708	381,714	(25,005)
Gross profits before credit costs for trust accounts	356,708	381,713	(25,005)
Domestic gross profits	198,167	270,848	(72,680)
Trust fees	96,401	94,645	1,756
Trust fees before credit costs for trust accounts	96,401	94,644	1,756
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	14,403	21,883	(7,480)
Other trust fees	81,997	72,760	9,236
Credit costs for trust accounts (1)	—	0	(0)
Net interest income	11,325	82,488	(71,163)
Net fees and commissions	101,069	101,411	(342)
Net trading profits	(3,132)	(6,386)	3,253
Net other operating profits	(7,495)	(1,310)	(6,185)
Net gains (losses) on debt securities	2,699	(7,900)	10,600
Non-domestic gross profits	158,540	110,866	47,674
Net interest income	143,074	75,799	67,274
Net fees and commissions	3,787	4,495	(707)
Net trading profits	18,749	7,354	11,394
Net other operating profits	(7,070)	23,216	(30,287)
Net gains (losses) on debt securities	(9,222)	18,927	(28,150)
General and administrative expenses	194,515	200,257	(5,742)
Personnel expenses	70,791	76,248	(5,456)
Non-personnel expenses	112,698	112,666	31
Taxes	11,025	11,341	(316)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	162,193	181,456	(19,263)
Provision for general allowance for credit losses (2)	—	(32,040)	32,040
Net operating profits	162,193	149,416	12,776
Net non-recurring gains (losses)	43,900	15,072	28,828
Credit costs (3)	(4,190)	8,223	(12,414)
Reversal of allowance for credit losses (4)	26,165	—	26,165
Reversal of reserve for contingent losses included in credit costs (5)	561	607	(45)
Gains on loans written-off (6)	952	706	245
Net gains (losses) on equity securities	30,939	17,327	13,611
Gains on sales of equity securities	34,035	20,191	13,844
Losses on sales of equity securities	(1,943)	(2,620)	676
Losses on write-down of equity securities	(1,152)	(243)	(909)
Other non-recurring gains (losses)	(10,527)	(11,793)	1,265

Ordinary profits	206,093	164,488	41,605

Net extraordinary gains (losses)	43,690	(8,183)	51,874
Net gains (losses) on disposition of fixed assets	(843)	(1,248)	404
Losses on impairment of fixed assets	(8,276)	(3,843)	(4,433)
Gains on exchange of shares of affiliates	52,811	—	52,811
Losses on liquidation of equity securities of subsidiaries	—	(3,091)	3,091
Income before income taxes	249,784	156,305	93,479
Income taxes-current	59,884	50,055	9,829
Income taxes-deferred	3,145	(14,004)	17,149
Total taxes	63,030	36,050	26,979

Net income	186,754	120,254	66,499

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	23,488	(22,502)	45,990
Credit costs for trust accounts	—	0	(0)
Provision for general allowance for credit losses	26,017	(32,040)	58,058
Provision for special allowance for credit losses	145	8,430	(8,284)
Allowance for credit to specific foreign borrowers	1	(1)	3
Losses on loans write-offs	(4,582)	(352)	(4,230)
Provision for contingent losses included in credit costs	561	607	(45)
Gains on loans written-off	952	706	245
Losses on sales of other loans, etc.	392	148	244

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BK Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2018 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2017 (B)
Total average interest rate on interest-earning assets (a)	0.51	(0.04)	0.55
Average interest rate on loans and bills discounted (b)	0.88	0.00	0.87
Average interest rate on securities	0.56	(0.11)	0.67
Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	0.55	(0.06)	0.61
Average interest rate on deposits and NCD (d)	0.00	(0.00)	0.00
Average interest rate on other liabilities	0.20	(0.04)	0.24
Overall interest rate spread (a)-(c)	(0.04)	0.01	(0.05)
Interest rate spread (b)-(d)	0.88	0.01	0.87

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.94	(0.04)	0.98
Interest rate spread (e)-(d)	0.93	(0.04)	0.97

TB Non-consolidated
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2018 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2017 (B)
Total average interest rate on interest-earning assets (a)	0.17	(0.32)	0.49
Average interest rate on loans and bills discounted (b)	0.44	(0.05)	0.50
Average interest rate on securities	(0.28)	(1.14)	0.86
Total average interest rate on interest-bearing liabilities (c)	0.09	(0.03)	0.12
Average interest rate on deposits and NCD (d)	0.06	(0.01)	0.08
Overall interest rate spread (a)-(c)	0.07	(0.29)	0.37
Interest rate spread (b)-(d)	0.38	(0.04)	0.42

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.50	(0.04)	0.54
Interest rate spread (e)-(d)	0.43	(0.02)	0.45

BK and TB Combined
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2018 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2017 (B)
Average interest rate on loans and bills discounted (a)	0.80	(0.01)	0.81
Average interest rate on deposits and NCD (b)	0.01	(0.00)	0.01
Interest rate spread (a)-(b)	0.79	(0.00)	0.79

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (c)	0.86	(0.04)	0.91
Interest rate spread (c)-(b)	0.85	(0.04)	0.89

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of March 31, 2018
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	691.6	5,114.1	13,597.4	19,403.2
Receive-floater/pay-fix	474.5	5,664.6	2,500.5	8,639.7
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	1,166.2	10,778.7	16,097.9	28,043.0

BK Consolidated
	(in billions of yen)
	As of March 31, 2018
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	632.1	4,712.8	13,509.7	18,854.8
Receive-floater/pay-fix	15.2	3,906.2	680.7	4,602.3
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	647.4	8,619.1	14,190.5	23,457.2

TB Consolidated
	(in billions of yen)
	As of March 31, 2018
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	59.5	401.2	87.7	548.4
Receive-floater/pay-fix	454.8	1,705.9	1,800.7	3,961.5
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	514.3	2,107.1	1,888.4	4,509.9

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2018				As of March 31, 2017
	Amount on consolidated balance sheet	Differences	Gains	Losses	Amount on consolidated balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	3,593,058	37,990	55,058	17,068	3,560,825	50,325	62,484	12,158
Domestic bonds	1,100,828	40,211	40,211	—	1,100,955	43,114	43,114	—
Government bonds	1,100,828	40,211	40,211	—	1,100,955	43,114	43,114	—
Municipal bonds	—	—	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—	—	—
Other	2,492,230	(2,221)	14,847	17,068	2,459,870	7,211	19,369	12,158
Foreign bonds	1,120,883	(9,438)	6,408	15,846	1,212,321	(1,719)	10,253	11,973
Other	1,371,346	7,216	8,438	1,222	1,247,549	8,930	9,115	185

	(in millions of yen)
	As of March 31, 2018				As of March 31, 2017
	Amount on consolidated balance sheet	Differences	Gains	Losses	Amount on consolidated balance sheet	Differences	Gains	Losses
Available-for-sale securities	55,397,324	3,517,412	3,922,054	404,642	54,813,148	3,139,063	3,433,950	294,887
Domestic equity securities	5,541,043	3,220,193	3,258,960	38,767	5,164,653	2,635,191	2,686,496	51,305
Domestic bonds	26,980,627	305,519	313,043	7,524	27,688,842	399,130	411,190	12,060
Government bonds	22,450,541	259,042	261,077	2,035	24,010,611	351,011	353,046	2,034
Municipal bonds	1,536,392	5,284	7,804	2,520	1,009,875	3,468	7,913	4,444
Corporate bonds	2,993,693	41,192	44,161	2,969	2,668,355	44,650	50,231	5,581
Other	22,875,652	(8,300)	350,049	358,350	21,959,652	104,742	336,263	231,521
Foreign equity securities	334,540	35,975	78,677	42,702	182,802	49,875	59,492	9,616
Foreign bonds	17,448,342	(139,099)	120,866	259,965	17,917,306	(8,487)	154,280	162,768
Other	5,092,769	94,823	150,505	55,682	3,859,542	63,353	122,489	59,136

Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2018				As of March 31, 2017
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	11,064,591	8,636,608	5,905,166	2,475,089	14,113,212	7,132,897	4,429,887	3,114,000
Government bonds	10,876,130	7,616,696	3,629,426	1,429,117	13,915,176	6,273,172	2,798,360	2,124,856
Municipal bonds	45,004	199,081	1,292,126	180	42,038	115,764	851,782	290
Corporate bonds	143,457	820,830	983,613	1,045,791	155,997	743,959	779,744	988,853
Other	2,813,304	5,611,715	6,162,056	8,021,620	2,416,059	6,338,667	5,711,596	7,146,492
Foreign bonds	2,604,848	4,379,714	5,323,315	6,238,067	2,341,343	5,597,815	4,493,257	6,686,389
Other	208,455	1,232,000	838,740	1,783,552	74,716	740,852	1,218,339	460,103
Total	13,877,896	14,248,323	12,067,222	10,496,709	16,529,272	13,471,564	10,141,484	10,260,492

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2018				As of March 31, 2017
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	1,909,933	44,573	45,248	674	2,348,504	52,045	52,230	185
Stocks of subsidiaries and affiliates	932,607	105,350	120,348	14,998	932,607	(8,940)	41,986	50,927

	(in millions of yen)
	As of March 31, 2018				As of March 31, 2017
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Available-for-sale securities	38,764,391	2,757,167	2,981,731	224,564	37,723,034	2,347,803	2,535,654	187,850
Domestic equity securities	4,497,191	2,517,171	2,557,190	40,019	4,173,471	2,016,280	2,070,538	54,257
Domestic bonds	23,610,239	273,943	279,894	5,950	23,390,925	354,591	363,976	9,385
Other	10,656,960	(33,947)	144,646	178,593	10,158,637	(23,069)	101,139	124,208
Foreign equity securities	229,935	40,051	71,789	31,737	170,335	44,257	54,416	10,158
Foreign bonds	7,663,006	(56,832)	46,299	103,132	7,853,982	(35,584)	38,534	74,118
Other	2,764,018	(17,166)	26,557	43,723	2,134,319	(31,742)	8,188	39,931
Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2018				As of March 31, 2017
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	10,173,197	6,604,091	5,849,537	2,084,241	13,027,854	4,251,676	4,320,651	2,891,699
Government bonds	9,999,700	5,681,642	3,619,368	1,069,042	12,877,083	3,503,258	2,747,703	1,913,228
Municipal bonds	44,986	199,081	1,292,113	161	42,038	115,711	851,777	260
Corporate bonds	128,510	723,367	938,056	1,015,036	108,733	632,706	721,169	978,210
Other	1,927,595	2,038,470	2,361,263	3,264,675	1,660,584	2,392,988	2,059,040	3,489,562
Foreign bonds	1,577,259	1,390,215	1,878,365	2,793,885	1,396,678	2,204,469	1,106,191	3,128,455
Other	350,335	648,255	482,898	470,789	263,905	188,519	952,848	361,106
Total	12,100,792	8,642,562	8,210,801	5,348,916	14,688,438	6,644,664	6,379,691	6,381,261

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2018				As of March 31, 2017
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	494,365	2,702	3,250	547	—	—	—	—
Stocks of subsidiaries and affiliates	7,190	413	413	—	52,328	33,443	33,512	69

	(in millions of yen)
	As of March 31, 2018				As of March 31, 2017
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Available-for-sale securities	12,874,815	745,891	861,604	115,712	13,508,608	752,569	818,235	65,665
Domestic equity securities	1,093,627	640,863	645,330	4,467	1,036,997	551,360	557,456	6,095
Domestic bonds	3,471,719	30,690	32,391	1,701	4,369,116	43,958	46,724	2,765
Other	8,309,468	74,338	183,881	109,542	8,102,494	157,250	214,054	56,804
Foreign equity securities	91,065	(11,387)	46	11,433	61	36	36	—
Foreign bonds	7,025,849	(12,310)	75,228	87,539	6,792,918	64,280	104,484	40,204
Other	1,192,552	98,036	108,606	10,569	1,309,514	92,933	109,533	16,599
Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2018				As of March 31, 2017
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	877,274	2,147,968	55,628	390,848	1,040,874	2,996,704	109,236	222,301
Government bonds	862,310	2,040,446	10,058	360,074	993,710	2,875,475	50,657	211,628
Municipal bonds	17	—	13	18	—	53	5	29
Corporate bonds	14,946	107,522	45,556	30,755	47,164	121,176	58,574	10,642
Other	697,169	2,241,610	2,707,396	2,496,534	386,827	2,630,231	2,708,421	1,620,210
Foreign bonds	677,858	1,837,867	2,507,902	2,493,315	386,642	2,177,646	2,608,448	1,620,180
Other	19,310	403,743	199,493	3,219	184	452,585	99,973	29
Total	1,574,444	4,389,579	2,763,024	2,887,383	1,427,702	5,626,936	2,817,657	1,842,511

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the fiscal year ended March 31, 2018 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2017 (B)
ROE	7.53	0.27	7.25

Note:

ROE is computed as follows:

Profits attributable to owners of parent	×100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio

MUFG Consolidated	(in billions of yen)
	As of March 31, 2018 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)	As of September 30, 2017
(1) Total capital ratio (4)/(7)	16.56%	0.70%	15.85%	16.33%
(2) Tier 1 capital ratio (5)/(7)	14.32%	0.95%	13.36%	13.72%
(3) Common Equity Tier 1 capital ratio (6)/(7)	12.58%	0.82%	11.76%	12.14%
(4) Total capital	18,795.4	719.3	18,076.1	18,797.3
(5) Tier 1 capital	16,251.7	1,019.2	15,232.4	15,794.3
(6) Common Equity Tier 1 capital	14,284.9	871.0	13,413.8	13,979.4
(7) Risk weighted assets	113,463.6	(522.7)	113,986.3	115,068.8
(8) Required Capital (7)×8%	9,077.0	(41.8)	9,118.9	9,205.5

BK Consolidated	(in billions of yen)
	As of March 31, 2018 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)	As of September 30, 2017
(1) Total capital ratio (4)/(7)	15.90%	0.61%	15.28%	15.84%
(2) Tier 1 capital ratio (5)/(7)	13.59%	0.89%	12.70%	13.10%
(3) Common Equity Tier 1 capital ratio (6)/(7)	11.85%	0.71%	11.14%	11.55%
(4) Total capital	14,470.2	416.8	14,053.4	14,470.1
(5) Tier 1 capital	12,374.0	693.3	11,680.7	11,970.3
(6) Common Equity Tier 1 capital	10,788.3	542.5	10,245.8	10,547.9
(7) Risk weighted assets	91,007.1	(952.8)	91,960.0	91,318.6
(8) Required Capital (7)×8%	7,280.5	(76.2)	7,356.8	7,305.4

TB Consolidated	(in billions of yen)
	As of March 31, 2018 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)	As of September 30, 2017
(1) Total capital ratio (4)/(7)	20.03%	0.22%	19.80%	20.55%
(2) Tier 1 capital ratio (5)/(7)	17.67%	0.73%	16.94%	17.28%
(3) Common Equity Tier 1 capital ratio (6)/(7)	16.21%	0.33%	15.87%	16.10%
(4) Total capital	2,545.6	139.0	2,406.5	2,591.1
(5) Tier 1 capital	2,245.8	187.4	2,058.4	2,178.2
(6) Common Equity Tier 1 capital	2,060.1	131.1	1,928.9	2,030.3
(7) Risk weighted assets	12,705.2	556.0	12,149.1	12,604.2
(8) Required Capital (7)×8%	1,016.4	44.4	971.9	1,008.3

BK Non-consolidated	(in billions of yen)
	As of March 31, 2018 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)	As of September 30, 2017
(1) Total capital ratio (4)/(7)	16.90%	0.19%	16.70%	17.03%
(2) Tier 1 capital ratio (5)/(7)	14.51%	0.63%	13.88%	14.07%
(3) Common Equity Tier 1 capital ratio (6)/(7)	12.54%	0.49%	12.04%	12.25%
(4) Total capital	13,211.3	387.9	12,823.3	13,206.2
(5) Tier 1 capital	11,344.0	688.5	10,655.5	10,910.4
(6) Common Equity Tier 1 capital	9,802.4	554.7	9,247.7	9,502.6
(7) Risk weighted assets	78,155.7	1,398.1	76,757.5	77,510.7
(8) Required Capital (7)×8%	6,252.4	111.8	6,140.6	6,200.8

TB Non-consolidated	(in billions of yen)
	As of March 31, 2018 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)	As of September 30, 2017
(1) Total capital ratio (4)/(7)	19.88%	(0.59)%	20.48%	20.56%
(2) Tier 1 capital ratio (5)/(7)	17.55%	0.10%	17.45%	17.25%
(3) Common Equity Tier 1 capital ratio (6)/(7)	16.18%	(0.17)%	16.35%	16.11%
(4) Total capital	2,529.3	102.8	2,426.4	2,577.2
(5) Tier 1 capital	2,232.7	165.7	2,067.0	2,163.0
(6) Common Equity Tier 1 capital	2,057.7	120.1	1,937.5	2,019.4
(7) Risk weighted assets	12,716.6	871.7	11,844.8	12,533.4
(8) Required Capital (7)×8%	1,017.3	69.7	947.5	1,002.6

Note:	Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No.20, 2006.

Risk-adjusted capital ratio of BK and TB are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

Mitsubishi UFJ Financial Group, Inc.

7. Risk-Monitored Loans

MUFG Consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2018 (A)	% to total loans and bills discounted	As of March 31, 2017 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	50,351	0.04%	46,498	0.04%	3,853	0.00%
Non-accrual delinquent loans	614,955	0.56%	738,103	0.67%	(123,147)	(0.10)%
Accruing loans contractually past due 3 months or more	29,193	0.02%	46,301	0.04%	(17,108)	(0.01)%
Restructured loans	577,277	0.53%	708,354	0.64%	(131,077)	(0.11)%
Total risk monitored loans	1,271,777	1.17%	1,539,258	1.41%	(267,480)	(0.23)%
Total loans and bills discounted	108,090,994		109,005,231		(914,237)

Written-off	361,108		377,463		(16,355)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2018 (A)	% to total risk monitored loans	As of March 31, 2017 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	807,139	63.46%	957,350	62.19%	(150,210)	1.26%
General allowance for credit losses	596,523		743,895		(147,371)
Specific allowance for credit losses	210,058		213,065		(3,007)
Allowance for credit to specific foreign borrowers	556		388		168

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2018 (A)	As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Domestic	887,090	1,064,741	(177,651)
Overseas	384,687	474,516	(89,829)
Asia	155,810	142,367	13,443
Indonesia	8,678	5,946	2,731
Singapore	14,380	14,558	(178)
Thailand	125,943	106,546	19,396
Hong Kong	706	215	491
Other	6,102	15,099	(8,997)
Americas	157,565	216,085	(58,520)
Europe, Middle East and Other	71,311	116,064	(44,752)

Total	1,271,777	1,539,258	(267,480)

Classified by Industry	(in millions of yen)
	As of March 31, 2018 (A)	As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Domestic	887,090	1,064,741	(177,651)
Manufacturing	329,574	425,381	(95,806)
Construction	12,680	16,299	(3,619)
Wholesale and retail	114,646	135,785	(21,138)
Finance and insurance	997	737	259
Real estate, goods rental and leasing	49,909	67,336	(17,427)
Services	42,988	51,944	(8,955)
Other industries	25,666	23,849	1,816
Consumer	310,626	343,406	(32,779)
Overseas	384,687	474,516	(89,829)
Financial institutions	3,765	7,672	(3,906)
Commercial and industrial	299,559	329,547	(29,987)
Other	81,362	137,297	(55,935)

Total	1,271,777	1,539,258	(267,480)

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2018 (A)	% to total loans and bills discounted	As of March 31, 2017 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	41,846	0.05%	35,746	0.04%	6,100	0.00%
Non-accrual delinquent loans	356,775	0.45%	476,342	0.58%	(119,566)	(0.13)%
Accruing loans contractually past due 3 months or more	23,616	0.02%	45,938	0.05%	(22,322)	(0.02)%
Restructured loans	411,324	0.51%	525,466	0.64%	(114,142)	(0.12)%
Total risk monitored loans	833,563	1.05%	1,083,494	1.33%	(249,930)	(0.27)%
Total loans and bills discounted	79,213,244		81,394,063		(2,180,818)

Written-off	294,955		307,219		(12,264)

(2) Allowance for Credit Losses
	(in millions of yen)
	As of March 31, 2018 (A)	% to total risk monitored loans	As of March 31, 2017 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	418,248	50.17%	563,216	51.98%	(144,968)	(1.80)%
General allowance for credit losses	313,783		446,887		(133,103)
Specific allowance for credit losses	103,908		115,942		(12,034)
Allowance for credit to specific foreign borrowers	556		386		170

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2018 (A)	As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Domestic	675,362	829,903	(154,540)
Overseas	158,200	253,591	(95,390)
Asia	22,849	29,866	(7,016)
Indonesia	1,790	102	1,687
Singapore	14,380	14,558	(178)
Thailand	—	4	(4)
Hong Kong	706	215	491
Other	5,972	14,985	(9,012)
Americas	64,039	107,660	(43,620)
Europe, Middle East and Other	71,311	116,064	(44,752)

Total	833,563	1,083,494	(249,930)

Classified by Industry	(in millions of yen)
	As of March 31, 2018 (A)	As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Domestic	675,362	829,903	(154,540)
Manufacturing	306,658	375,263	(68,605)
Construction	12,073	15,628	(3,555)
Wholesale and retail	114,403	134,286	(19,882)
Finance and insurance	993	715	278
Real estate	43,022	58,504	(15,482)
Goods rental and leasing	1,970	2,347	(377)
Services	42,747	51,080	(8,333)
Other industries	25,661	23,540	2,120
Consumer	127,833	168,535	(40,702)
Overseas	158,200	253,591	(95,390)
Financial institutions	3,681	7,589	(3,907)
Commercial and industrial	154,425	190,984	(36,559)
Other	93	55,017	(54,923)

Total	833,563	1,083,494	(249,930)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2018 (A)	% to total loans and bills discounted	As of March 31, 2017 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	462	0.00%	530	0.00%	(67)	(0.00)%
Non-accrual delinquent loans	6,457	0.04%	9,611	0.06%	(3,154)	(0.02)%
Accruing loans contractually past due 3 months or more	308	0.00%	79	0.00%	228	0.00%
Restructured loans	27,352	0.18%	55,523	0.38%	(28,171)	(0.20)%
Total risk monitored loans	34,582	0.23%	65,746	0.46%	(31,164)	(0.22)%
Total loans and bills discounted	14,514,713		14,283,249		231,463

Written-off	7,383		7,626		(242)

(2) Allowance for Credit Losses
	(in millions of yen)
	As of March 31, 2018 (A)	% to total risk monitored loans	As of March 31, 2017 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	33,138	95.82%	59,306	90.20%	(26,168)	5.61%
General allowance for credit losses	32,378		58,395		(26,017)
Specific allowance for credit losses	759		908		(149)
Allowance for credit to specific foreign borrowers	0		1		(1)

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2018 (A)	As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Domestic	34,071	65,273	(31,202)
Overseas	510	472	38
Asia	510	472	38
Indonesia	—	—	—
Singapore	—	—	—
Thailand	510	472	38
Hong Kong	—	—	—
Other	—	—	—
Americas	—	—	—
Europe, Middle East and Other	—	—	—

Total	34,582	65,746	(31,164)

Classified by Industry	(in millions of yen)
	As of March 31, 2018 (A)	As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Domestic	34,071	65,273	(31,202)
Manufacturing	22,898	50,092	(27,194)
Construction	591	653	(62)
Wholesale and retail	100	1,348	(1,248)
Finance and insurance	—	—	—
Real estate	4,890	6,436	(1,545)
Goods rental and leasing	—	—	—
Services	228	851	(622)
Other industries	—	303	(303)
Consumer	5,363	5,587	(224)
Overseas	510	472	38
Financial institutions	—	—	—
Commercial and industrial	510	472	38
Other	—	—	—

Total	34,582	65,746	(31,164)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Account

“Trust Account” represents trust account with contracts indemnifying the principal amounts.

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2018 (A)	% to total loans and bills discounted	As of March 31, 2017 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	3	0.02%	3	0.01%	(0)	0.00%
Non-accrual delinquent loans	0	0.00%	0	0.00%	(0)	(0.00)%
Accruing loans contractually past due 3 months or more	8	0.05%	9	0.04%	(1)	0.00%
Restructured loans	220	1.36%	234	1.28%	(14)	0.07%
Total risk monitored loans	232	1.43%	247	1.35%	(15)	0.08%
Total loans and bills discounted	16,186		18,293		(2,106)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2018 (A)	As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Allowance for bad debts	48	55	(7)

(3) Classification of Risk-Monitored Loans

Classified by Industry
	(in millions of yen)
	As of March 31, 2018 (A)	As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Domestic	232	247	(15)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	183	200	(16)
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	48	46	1

Total	232	247	(15)

Mitsubishi UFJ Financial Group, Inc.

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)

BK and TB Combined including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2018 (A)		As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					118,812		119,803	(991)
Doubtful					344,145		426,284	(82,139)
Special Attention					462,747		627,162	(164,415)
Non Performing Loans (1)					925,704		1,173,249	(247,545)

Normal					103,740,073		104,240,643	(500,569)
Total					104,665,778		105,413,893	(748,114)

Non Performing Loans / Total					0.88%		1.11%	(0.22)%

(2) Status of Coverage of Non Performing Loans
					(in millions of yen)
					As of March 31, 2018 (A)		As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					749,950		940,324	(190,374)
Allowance for credit losses					280,523		351,634	(71,110)
Collateral, guarantees, etc.					469,426		588,690	(119,263)

Coverage ratio (2) / (1)					81.01%		80.14%	0.86%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	118,812		7,956		110,856			100.00%
	[119,803	]	[10,772	]	[109,031	]		[100.00%]
Doubtful	344,145		95,621		173,843			78.29%
	[426,284	]	[104,933	]	[244,227	]		[81.90%]
Special Attention	462,747		176,945		184,727			78.15%
	[627,162	]	[235,928	]	[235,431	]		[75.15%]
Total	925,704		280,523		469,426			81.01%
	[1,173,249	]	[351,634	]	[588,690	]		[80.14%]
Note: The upper figures are as of March 31, 2018. The lower figures with brackets are as of March 31, 2017. (4) Classified by Industry
					(in millions of yen)
					As of March 31, 2018 (A)		As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Domestic					716,305		903,729	(187,423)
Manufacturing					329,923		425,959	(96,035)
Construction					12,755		16,418	(3,662)
Wholesale and retail					117,615		139,910	(22,295)
Finance and insurance					1,448		2,008	(560)
Real estate					48,271		65,365	(17,094)
Goods rental and leasing					1,970		2,347	(377)
Services					43,501		52,500	(8,998)
Other industries					27,318		24,654	2,664
Consumer					133,500		174,565	(41,065)
Overseas					209,398		269,520	(60,121)
Financial institutions					3,862		7,779	(3,917)
Commercial and industrial					205,442		206,723	(1,280)
Other					93		55,017	(54,923)
Total					925,704		1,173,249	(247,545)

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Non Performing Loans

	(in millions of yen)
	As of March 31, 2018 (A)	As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	117,413	117,714	(300)
Doubtful	338,442	418,034	(79,592)
Special Attention	434,940	571,405	(136,464)
Non Performing Loans (1)	890,796	1,107,154	(216,358)

Normal	88,874,301	89,636,105	(761,804)
Total	89,765,097	90,743,260	(978,162)

Non Performing Loans / Total	0.99%	1.22%	(0.22)%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of March 31, 2018 (A)	As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	718,588	896,314	(177,725)
Allowance for credit losses	267,342	325,433	(58,090)
Collateral, guarantees, etc.	451,245	570,881	(119,635)

Coverage ratio (2) / (1)	80.66%	80.95%	(0.28)%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]		Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	117,413		7,871		109,542		100.00%		100.00%
	[117,714	]	[10,679	]	[107,034	]	[100.00	%]	[100.00	%]
Doubtful	338,442		95,405		168,699		56.20%		78.03%
	[418,034	]	[104,577	]	[236,899	]	[57.73	%]	[81.68	%]
Special Attention	434,940		164,066		173,004		62.63%		77.49%
	[571,405	]	[210,175	]	[226,947	]	[61.01	%]	[76.49	%]
Total	890,796		267,342		451,245		60.82%		80.66%
	[1,107,154	]	[325,433	]	[570,881	]	[60.68	%]	[80.95	%]
Note: The upper figures are as of March 31, 2018. The lower figures with brackets are as of March 31, 2017.

(4) Classified by Industry

	(in millions of yen)
	As of March 31, 2018 (A)	As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Domestic	681,908	838,106	(156,198)
Manufacturing	307,025	375,867	(68,841)
Construction	12,164	15,764	(3,599)
Wholesale and retail	117,515	138,561	(21,046)
Finance and insurance	1,448	2,008	(560)
Real estate	43,196	58,728	(15,531)
Goods rental and leasing	1,970	2,347	(377)
Services	43,273	51,648	(8,375)
Other industries	27,318	24,350	2,968
Consumer	127,994	168,829	(40,834)
Overseas	208,888	269,047	(60,159)
Financial institutions	3,862	7,779	(3,917)
Commercial and industrial	204,932	206,250	(1,318)
Other	93	55,017	(54,923)
Total	890,796	1,107,154	(216,358)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2018 (A)		As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					1,395		2,085	(690)
Doubtful					5,619		8,159	(2,539)
Special Attention					27,661		55,603	(27,942)
Non Performing Loans (1)					34,676		65,848	(31,171)

Normal					14,849,817		14,586,491	263,326
Total					14,884,494		14,652,339	232,154

Non Performing Loans / Total					0.23%		0.44%	(0.21)%

(2) Status of Coverage of Non Performing Loans

					(in millions of yen)
					As of March 31, 2018 (A)		As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					31,129		43,762	(12,632)
Allowance for credit losses					13,180		26,201	(13,020)
Collateral, guarantees, etc.					17,949		17,561	387

Coverage ratio (2) / (1)					89.77%		66.46%	23.31%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	1,395		84		1,310		100.00%	100.00%
	[2,085	]	[92	]	[1,993	]	[100.00%]	[100.00%]
Doubtful	5,619		216		5,060		38.70%	93.90%
	[8,159	]	[355	]	[7,238	]	[38.66%]	[93.07%]
Special Attention	27,661		12,879		11,578		80.07%	88.41%
	[55,603	]	[25,753	]	[8,330	]	[54.47%]	[61.29%]
Total	34,676		13,180		17,949		78.79%	89.77%
	[65,848	]	[26,201	]	[17,561	]	[54.26%]	[66.46%]
Note: The upper figures are as of March 31, 2018. The lower figures with brackets are as of March 31, 2017. (4) Classified by Industry
					(in millions of yen)
					As of March 31, 2018 (A)		As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Domestic					34,165		65,375	(31,209)
Manufacturing					22,898		50,092	(27,194)
Construction					591		653	(62)
Wholesale and retail					100		1,348	(1,248)
Finance and insurance					—		—	—
Real estate					4,890		6,436	(1,545)
Goods rental and leasing					—		—	—
Services					228		851	(622)
Other industries					—		303	(303)
Consumer					5,457		5,689	(231)
Overseas					510		472	38
Financial institutions					—		—	—
Commercial and industrial					510		472	38
Other					—		—	—
Total					34,676		65,848	(31,171)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2018 (A)		As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					3		3	(0)
Doubtful					83		90	(6)
Special Attention					144		153	(8)
Non Performing Loans (1)					232		247	(15)

Normal					15,954		18,046	(2,091)
Total					16,186		18,293	(2,106)

Non Performing Loans / Total					1.43%		1.35%	0.08%

(2) Status of Coverage of Non Performing Loans
					(in millions of yen)
					As of March 31, 2018 (A)		As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					232		247	(15)
Allowance for credit losses					—		—	—
Collateral, guarantees, etc.					232		247	(15)

Coverage ratio (2) / (1)					100.00%		100.00%	—

(3) Coverage Ratio
	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	3		—		3			100.00%
	[3	]	[—	]	[3	]		[100.00%]
Doubtful	83		—		83			100.00%
	[90	]	[—	]	[90	]		[100.00%]
Special Attention	144		—		144			100.00%
	[153	]	[—	]	[153	]		[100.00%]
Total	232		—		232			100.00%
	[247	]	[—	]	[247	]		[100.00%]
Note: The upper figures are as of March 31, 2018. The lower figures with brackets are as of March 31, 2017.

(4) Classified by Industry
					(in millions of yen)
					As of March 31, 2018 (A)		As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Domestic					232		247	(15)
Manufacturing					—		—	—
Construction					—		—	—
Wholesale and retail					—		—	—
Finance and insurance					—		—	—
Real estate					183		200	(16)
Goods rental and leasing					—		—	—
Services					—		—	—
Other industries					—		—	—
Consumer					48		46	1
Total					232		247	(15)

Mitsubishi UFJ Financial Group, Inc.

Overview of Non-Performing Loans

BK and TB Combined

(in billions of yen)
Self-Assessment					Coverage ratio for unsecured portion	Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans
Category of Borrowers	Classification
	Non- Classification	Classification II	Classification III	Classification IV

Bankrupt Borrowers	[110.8]		[5.5]	[2.4] (*1)	100.00%	i) Bankrupt or De facto Bankrupt [118.8]	Loans to bankrupt borrowers [42.3]
Substantially Bankrupt Borrowers							Non-accrual delinquent loans [363.2]
Potentially Bankrupt Borrowers	[173.8]		[170.1]		56.14%	ii) Doubtful [344.0]

Borrowers Requiring Caution (Special Attention Borrowers)	[462.6]				63.64%	iii) Special Attention [462.6]	Accruing loans contractually past due 3 months or more [23.9]
							Restructured loans [438.6]

Borrowers Requiring Caution (Other Borrowers)						iv) Normal [103,724.1]
Normal Borrowers

						Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans

						i) + ii) + iii)
						925.4	868.1

						Total

						i) + ii) + iii) + iv)
						104,649.5

(*1)	“Customers’ liabilities for acceptances and guarantees” in Classification IV are fully reserved.

Mitsubishi UFJ Financial Group, Inc.

9. Progress in Disposition of Problem Assets

BK Non-consolidated

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2015	As of March 31, 2016	As of March 31, 2017 (A)	As of March 31, 2018 (B)	(B) - (A)
Assets newly categorized during fiscal 2014	98,674	61,087	40,744	29,121	(11,623)
Assets newly categorized during fiscal 2015		500,907	96,342	72,005	(24,336)
Assets newly categorized during fiscal 2016			156,527	66,294	(90,232)
Assets newly categorized during fiscal 2017				125,207

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the fiscal year ended March 31, 2018
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	3,792
Reconstructive treatment	6,615
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	17,842
Write-offs	43,100
Others	133,749
Collection / Repayment	86,572
Upgrade	47,176

Total	205,100	49,893	155,206

Amount in process for disposition	101,398

Note:	The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2015	As of March 31, 2016	As of March 31, 2017 (A)	As of March 31, 2018 (B)	(B) - (A)
Assets newly categorized during fiscal 2014	7,495	1,730	265	207	(58)
Assets newly categorized during fiscal 2015		18,743	883	718	(165)
Assets newly categorized during fiscal 2016			1,872	643	(1,229)
Assets newly categorized during fiscal 2017				1,319

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the fiscal year ended March 31, 2018
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	—
Reconstructive treatment	—
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	—
Write-offs	4,227
Others	5,797
Collection / Repayment	4,141
Upgrade	1,656

Total	10,024	967	9,056

Amount in process for disposition	1,533

Note:	The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

10.	Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

BK and TB Combined including Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Domestic offices (excluding loans booked at offshore markets)	66,770,721	(626,426)	67,397,147
Manufacturing	9,613,346	(967,410)	10,580,756
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	139,140	(12,935)	152,075
Construction	736,321	(30,424)	766,745
Utilities	1,828,883	263,453	1,565,430
Communication and information services	1,347,820	(70,227)	1,418,047
Transport and postal activities	2,215,435	(9,645)	2,225,080
Wholesale and retail	6,446,155	(25,605)	6,471,760
Finance and insurance	8,450,825	(67,767)	8,518,592
Real estate	8,986,142	84,597	8,901,544
Goods rental and leasing	2,091,142	18,211	2,072,931
Services	2,760,243	180,730	2,579,513
Municipal government	706,171	136,465	569,706
Other industries (including loans to the Japanese government)	21,449,083	(125,872)	21,574,955
Overseas offices and loans booked at offshore markets	27,263,992	(1,220,410)	28,484,402

Total	94,034,713	(1,846,836)	95,881,550

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Total domestic consumer loans	16,273,074	(270,685)	16,543,759
Housing loans	15,453,943	(266,347)	15,720,290
Residential purpose	13,451,480	(155,152)	13,606,632
Other	819,131	(4,337)	823,468
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Outstanding amount	40,228,907	37,911	40,190,996
% to total domestic loans	60.24%	0.61%	59.63%

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Domestic offices (excluding loans booked at offshore markets)	54,077,138	(1,255,655)	55,332,793
Manufacturing	7,803,059	(747,837)	8,550,896
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	136,981	(12,004)	148,985
Construction	646,217	(25,346)	671,563
Utilities	1,374,494	156,965	1,217,529
Communication and information services	1,089,766	(39,571)	1,129,337
Transport and postal activities	1,547,324	(23,744)	1,571,068
Wholesale and retail	5,643,303	85,108	5,558,195
Finance and insurance	5,762,547	(220,268)	5,982,815
Real estate	7,123,285	142,634	6,980,650
Goods rental and leasing	1,346,634	27,045	1,319,589
Services	2,631,911	204,046	2,427,865
Municipal government	699,552	137,295	562,257
Other industries (including loans to the Japanese government)	18,272,065	(939,979)	19,212,044
Overseas offices and loans booked at offshore markets	25,136,106	(925,163)	26,061,269

Total	79,213,244	(2,180,818)	81,394,063

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Total domestic consumer loans	14,961,771	(222,068)	15,183,840
Housing loans	14,146,358	(218,641)	14,365,000
Residential purpose	12,271,411	(124,202)	12,395,614
Other	815,413	(3,427)	818,840
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Outstanding amount	34,050,297	(103,514)	34,153,811
% to total domestic loans	62.96%	1.24%	61.72%

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Domestic offices (excluding loans booked at offshore markets)	12,386,827	526,710	11,860,116
Manufacturing	1,810,287	(219,573)	2,029,860
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	2,159	(931)	3,090
Construction	90,104	(5,078)	95,182
Utilities	454,389	106,488	347,901
Communication and information services	258,054	(30,656)	288,710
Transport and postal activities	648,111	(5,901)	654,012
Wholesale and retail	802,852	(110,713)	913,565
Finance and insurance	2,652,614	122,929	2,529,685
Real estate	1,858,564	(57,108)	1,915,672
Goods rental and leasing	744,508	(8,834)	753,342
Services	128,332	(23,312)	151,644
Municipal government	1,946	(714)	2,660
Other industries (including loans to the Japanese government)	2,934,896	760,113	2,174,783
Overseas offices and loans booked at offshore markets	2,127,886	(295,246)	2,423,132

Total	14,514,713	231,463	14,283,249

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Total domestic consumer loans	1,304,063	(47,545)	1,351,609
Housing loans	1,300,378	(46,648)	1,347,027
Residential purpose	1,173,364	(29,994)	1,203,359
Other	3,685	(896)	4,582
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Outstanding amount	5,900,193	56,364	5,843,829
% to total domestic loans	47.63%	(1.64)%	49.27%

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Domestic offices (excluding loans booked at offshore markets)	306,755	102,518	204,237
Manufacturing	—	—	—
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	—	—	—
Communication and information services	—	—	—
Transport and postal activities	20,000	20,000	—
Wholesale and retail	—	—	—
Finance and insurance	35,664	29,572	6,092
Real estate	4,293	(929)	5,222
Goods rental and leasing	—	—	—
Services	—	(4)	4
Municipal government	4,673	(116)	4,789
Other industries (including loans to the Japanese government)	242,122	53,994	188,128
Overseas offices and loans booked at offshore markets	—	—	—

Total	306,755	102,518	204,237

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Total domestic consumer loans	7,238	(1,070)	8,309
Housing loans	7,206	(1,056)	8,263
Residential purpose	6,703	(954)	7,658
Other	32	(13)	46
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Outstanding amount	278,417	85,061	193,356
% to total domestic loans	90.76%	(3.91)%	94.67%

Mitsubishi UFJ Financial Group, Inc.

11. Overseas Loans

BK and TB Combined

	(in millions of yen)
	As of March 31, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Americas	12,595,524	(562,553)	13,158,077
United States of America	7,984,522	(352,271)	8,336,794
Caribbean countries	2,474,107	(24,006)	2,498,113
Canada	895,371	74,823	820,548
Brazil	514,123	(104,082)	618,205
Mexico	419,002	(3,360)	422,363
Chile	156,949	(56,195)	213,144
Others	151,450	(97,461)	248,910
Asia/Oceania	9,799,650	(12,923)	9,812,573
Hong Kong	2,228,774	27,913	2,200,861
Australia	1,978,943	(55,313)	2,034,257
Singapore	1,424,380	(27,746)	1,452,126
Indonesia	841,984	1,194	840,789
India	834,108	89,384	744,723
South Korea	599,426	(35,111)	634,537
Taiwan	590,453	157,757	432,696
New Zealand	278,303	11,980	266,322
Vietnam	262,427	14,304	248,122
Malaysia	237,783	(60,325)	298,108
Thailand	149,380	(58,256)	207,636
China	130,163	(5,527)	135,691
Philippines	118,338	(86,829)	205,168
Others	125,188	13,652	111,537
EMEA	7,233,222	(181,206)	7,414,429
United Kingdom	2,183,497	84,370	2,099,127
Netherlands	738,651	(6,371)	745,023
Saudi Arabia	552,228	(56,410)	608,638
Germany	529,964	37,310	492,653
France	458,772	34,898	423,873
UAE	341,013	(83,794)	424,807
Qatar	328,442	(108,087)	436,530
Luxembourg	235,425	(31,373)	266,799
South Africa	193,020	(4,489)	197,509
Switzerland	175,263	(7,069)	182,333
Ireland	167,101	1,909	165,192
Turkey	159,665	(21,152)	180,818
Italy	159,089	17,458	141,630
Spain	139,269	17,516	121,753
Oman	104,516	19,167	85,349
Others	767,307	(75,089)	842,395
Others	—	(284)	284

Total	29,628,397	(756,965)	30,385,363

Note:	In addition to the (non-consolidated basis) loan balance stated above, five major overseas subsidiaries have the following loan balances in the consolidated financial statements.
MUFG Americas Holdings Corporation: ¥8,809,041 million (a 6,082 million yen increase as compared with March 31, 2017.)
Bank of Ayudhya Public Company Limited: ¥4,022,469 million (a 359,620 million yen increase as compared with March 31, 2017.)
Bank of Tokyo-Mitsubishi UFJ (China), Ltd.: ¥1,496,643 million (a 180,271 million yen increase as compared with March 31, 2017.)
MUFG Bank (Europe) N.V.: ¥863,312 million (a 162,611 million yen increase as compared with March 31, 2017.)
MUFG Bank (Malaysia) Berhad: ¥493,887 million (a 42,501 million yen increase as compared with March 31, 2017.)

Mitsubishi UFJ Financial Group, Inc.

12. Loans and Deposits

BK and TB Combined

	(in millions of yen)
	As of March 31, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Deposits (ending balance)	160,799,777	5,300,999	155,498,777
Deposits (average balance)	158,125,973	8,407,184	149,718,788
Loans (ending balance)	93,727,957	(1,949,354)	95,677,312
Loans (average balance)	95,206,469	(2,288,311)	97,494,781

BK Non-consolidated
	(in millions of yen)
	As of March 31, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Deposits (ending balance)	145,492,629	6,328,525	139,164,104
Deposits (average balance)	143,218,442	7,605,040	135,613,401
Loans (ending balance)	79,213,244	(2,180,818)	81,394,063
Loans (average balance)	80,916,947	(2,999,348)	83,916,295

TB Non-consolidated
	(in millions of yen)
	As of March 31, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Deposits (ending balance)	15,307,147	(1,027,525)	16,334,673
Deposits (average balance)	14,907,531	802,144	14,105,387
Loans (ending balance)	14,514,713	231,463	14,283,249
Loans (average balance)	14,289,522	711,037	13,578,485

Mitsubishi UFJ Financial Group, Inc.

13. Domestic Deposits

BK and TB Combined

	(in millions of yen)
	As of March 31, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Individuals	75,302,588	2,209,285	73,093,302
Corporations and others	63,134,680	2,084,314	61,050,366
Domestic deposits	138,437,269	4,293,600	134,143,669

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

BK Non-consolidated

	(in millions of yen)
	As of March 31, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Individuals	67,612,602	2,260,140	65,352,462
Corporations and others	57,098,234	2,951,188	54,147,045
Domestic deposits	124,710,836	5,211,328	119,499,507

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

TB Non-consolidated

	(in millions of yen)
	As of March 31, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Individuals	7,689,986	(50,854)	7,740,840
Corporations and others	6,036,446	(866,874)	6,903,320
Domestic deposits	13,726,432	(917,728)	14,644,161

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

14. Status of Deferred Tax Assets

BK Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Deferred tax assets	504.5	(26.7)	531.3
Allowance for credit losses	195.0	(47.8)	242.9
Write-down on investment securities	96.1	(4.4)	100.5
Unrealized losses on Available-for-sale securities	5.7	(4.8)	10.6
Reserve for retirement benefits	96.4	(1.5)	97.9
Reserve for contingent losses	45.2	3.9	41.3
Other	181.3	20.9	160.3
Valuation allowance	(115.3)	7.0	(122.4)
Deferred tax liabilities	946.6	59.7	886.8
Unrealized gains on Available-for-sale securities	770.3	98.8	671.5
Net deferred gains on hedges	31.8	(33.5)	65.4
Revaluation gains on securities upon merger	60.7	(1.4)	62.2
Gains on securities contributed to employees’ retirement benefits trust	46.9	(1.7)	48.7
Other	36.5	(2.2)	38.8
Net deferred tax assets	(442.0)	(86.4)	(355.5)

(2) Net operating profits before provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2012	FY2013	FY2014	FY2015	FY2016	FY2017
Net operating profits before provision for general allowance for credit losses	1,001.5	855.9	931.4	888.1	666.9	554.3
Total credit costs	(56.6)	17.0	(70.7)	(103.4)	(25.4)	56.0
Income before income taxes	877.4	984.7	860.2	884.7	632.2	580.0
Reconciliation to taxable income	(561.4)	(336.2)	(12.6)	(113.3)	(86.2)	(161.6)
Taxable income	316.0	648.5	847.5	771.3	546.0	418.3

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Deferred tax assets	55.3	7.2	48.0
Gains on securities related to employees’ retirement benefits trust	28.2	5.9	22.2
Allowance for credit losses	11.4	(7.8)	19.2
Write-down on investment securities	8.8	(0.0)	8.9
Deferred losses on hedging instruments	—	(0.1)	0.1
Other	41.8	10.1	31.7
Valuation allowance	(35.0)	(0.7)	(34.2)
Deferred tax liabilities	296.1	18.2	277.9
Unrealized gains on Available-for-sale securities	220.2	0.7	219.5
Reserve for retirement benefits	56.4	9.9	46.5
Deferred gains on hedging instruments	6.6	6.6	—
Other	12.7	0.8	11.9
Net deferred tax assets	(240.8)	(10.9)	(229.8)

(2) Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2012	FY2013	FY2014	FY2015	FY2016	FY2017
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	162.2	162.9	190.4	193.0	181.4	162.1
Total credit costs	(8.6)	18.0	(0.4)	(0.2)	(22.5)	23.4
Income before income taxes	173.5	184.4	201.4	218.6	156.3	249.7
Reconciliation to taxable income	(84.9)	(94.3)	(40.4)	(68.1)	1.8	(68.7)
Taxable income	88.6	90.1	160.9	150.4	158.1	181.0

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

15. Retirement Benefits

MUFG Consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Projected benefit obligation (reserve type)	(A)	2,329,348	48,283	2,281,064
Projected benefit obligation (non-reserve type)	(B)	54,368	3,677	50,690
Fair value of plan assets	(C)	(3,198,789)	(324,701)	(2,874,087)
Net amount recorded on the Consolidated Balance Sheet	(A) + (B) - (C)	(815,072)	(272,740)	(542,332)
Net defined benefit liability		59,033	(11)	59,045
Net defined benefit asset		(874,106)	(272,728)	(601,377)
(2) Net periodic cost of retirement benefits
		(in millions of yen)
		For the fiscal year ended March 31, 2018 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2017 (B)
Net periodic cost of retirement benefits regarding defined benefit pension plans		49,863	(14,353)	64,216
Service cost		57,638	(5,796)	63,434
Interest cost		31,309	1,562	29,747
Expected return on plan assets		(103,138)	(9,194)	(93,944)
Amortization of unrecognized prior service cost		(5,873)	(829)	(5,043)
Amortization of unrecognized net actuarial loss		61,954	(403)	62,357
Other		7,973	307	7,666

(3) Assumptions used in calculation of projected benefit obligation

As of March 31, 2018
Discount rates	Domestic consolidated subsidiaries	0.00% ~ 0.83%
	Overseas consolidated subsidiaries	1.16% ~ 10.00%
Expected return	Domestic consolidated subsidiaries	0.07% ~ 4.10%
	Overseas consolidated subsidiaries	1.80% ~ 10.00%

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Projected benefit obligation	(A)	1,462,790	21,324	1,441,465
Discount rates		0.5% ~ 0.8%		0.6% ~ 0.9%
Fair value of plan assets	(B)	1,938,809	207,556	1,731,253
Prepaid pension cost	(C)	280,049	9,142	270,907
Reserve for retirement benefits	(D)	8,656	(282)	8,939
Total amount unrecognized	(A) - (B) + (C) - (D)	(204,625)	(176,805)	(27,819)
Unrecognized net actuarial loss		(197,933)	(178,679)	(19,254)
Unrecognized prior service cost		(6,692)	1,873	(8,565)

(2) Net periodic cost

		(in millions of yen)
		For the fiscal year ended March 31, 2018 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2017 (B)
Net periodic cost of retirement benefits		56,603	2,148	54,455
Service cost		32,025	(2,493)	34,519
Interest cost		13,629	1,651	11,978
Expected return on plan assets		(42,984)	(2,770)	(40,213)
Amortization of unrecognized prior service cost		(1,835)	5	(1,841)
Amortization of unrecognized net actuarial loss		44,751	5,331	39,419
Other		11,017	423	10,593

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Projected benefit obligation	(A)	332,829	4,252	328,576
Discount rates		0.5% ~ 0.8%		0.6% ~ 0.9%
Fair value of plan assets	(B)	628,316	48,791	579,525
Prepaid pension cost	(C)	304,525	32,586	271,938
Reserve for retirement benefits	(D)	1,119	(35)	1,154
Total amount unrecognized	(A) - (B) + (C) - (D)	7,918	(11,916)	19,835
Unrecognized net actuarial loss		5,460	(11,691)	17,152
Unrecognized prior service cost		2,457	(225)	2,682

(2) Net periodic cost

		(in millions of yen)
		For the fiscal year ended March 31, 2018 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2017 (B)
Net periodic cost of retirement benefits		(3,226)	(4,588)	1,362
Service cost		6,671	(495)	7,167
Interest cost		2,737	510	2,227
Expected return on plan assets		(24,714)	(5,191)	(19,522)
Amortization of unrecognized prior service cost		225	1,603	(1,378)
Amortization of unrecognized net actuarial loss		11,474	(952)	12,427
Other		378	(62)	441

Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Financial Statements

BK Non-consolidated

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2017	As of March 31, 2018
Assets:
Cash and due from banks	48,385,157	57,089,293
Call loans	231,509	1,278,814
Receivables under resale agreements	348,126	244,912
Receivables under securities borrowing transactions	5,569,376	4,490,725
Monetary claims bought	4,113,172	3,807,898
Trading assets	5,445,506	4,607,164
Money held in trust	24,145	27,072
Securities	42,235,515	43,375,328
Loans and bills discounted	81,394,063	79,213,244
Foreign exchanges	1,760,583	2,742,011
Other assets	6,877,190	7,109,731
Tangible fixed assets	855,651	867,544
Intangible fixed assets	375,430	373,598
Prepaid pension costs	270,907	280,049
Customers’ liabilities for acceptances and guarantees	6,867,455	7,157,429
Allowance for credit losses	(563,216)	(418,248)

Total assets	204,190,574	212,246,573

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2017	As of March 31, 2018
Liabilities:
Deposits	139,164,104	145,492,629
Negotiable certificates of deposit	6,536,329	5,331,764
Call money	372,403	382,944
Payables under repurchase agreements	4,417,551	7,117,130
Payables under securities lending transactions	3,042,298	5,677,815
Commercial papers	1,661,486	1,401,857
Trading liabilities	3,809,622	2,653,609
Borrowed money	16,425,610	15,791,852
Foreign exchanges	2,381,315	2,306,525
Bonds payable	3,269,912	2,509,716
Other liabilities	5,342,066	5,248,144
Reserve for bonuses	25,508	27,460
Reserve for bonuses to directors	114	96
Reserve for stocks payment	5,003	5,296
Reserve for retirement benefits	8,939	8,656
Reserve for loyalty award credits	1,375	1,342
Reserve for contingent losses	152,279	157,215
Deferred tax liabilities	355,549	442,022
Deferred tax liabilities for land revaluation	120,147	112,872
Acceptances and guarantees	6,867,455	7,157,429

Total liabilities	193,959,075	201,826,382

Net assets:
Capital stock	1,711,958	1,711,958
Capital surplus	3,878,275	3,878,275
Capital reserve	1,711,958	1,711,958
Other capital surplus	2,166,317	2,166,317
Retained earnings	3,267,614	3,299,706
Revenue reserve	190,044	190,044
Other retained earnings	3,077,570	3,109,661
Funds for retirement benefits	2,432	2,432
Other reserve	718,196	718,196
Earned surplus brought forward	2,356,941	2,389,032
Treasury stock	(645,700)	(645,700)

Total shareholders’ equity	8,212,148	8,244,239

Net unrealized gains (losses) on available-for-sale securities	1,642,412	1,885,661
Net deferred gains (losses) on hedging instruments	148,777	72,994
Land revaluation excess	228,160	217,295

Total valuation and translation adjustments	2,019,351	2,175,951

Total net assets	10,231,499	10,420,190

Total liabilities and net assets	204,190,574	212,246,573

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(2) Non-consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2017	For the fiscal year ended March 31, 2018
Ordinary income	3,072,712	3,067,560
Interest income	1,667,790	1,786,907
Interest on loans and bills discounted	1,037,377	1,149,933
Interest and dividends on securities	474,162	409,646
Fees and commissions	660,690	636,827
Trading income	108,274	64,453
Other operating income	391,834	285,744
Other ordinary income	244,122	293,627
Ordinary expenses	2,440,506	2,430,468
Interest expenses	604,334	821,587
Interest on deposits	164,908	255,891
Fees and commissions	172,667	170,905
Trading expenses	—	981
Other operating expenses	242,845	107,321
General and administrative expenses	1,189,031	1,179,543
Other ordinary expenses	231,628	150,129

Ordinary profits	632,205	637,091

Extraordinary gains	11,780	2,763
Extraordinary losses	11,701	59,781

Income before income taxes	632,284	580,073

Income taxes - current	170,663	146,632
Refund of income taxes	(6,295)	(17,311)
Income taxes - deferred	(13,539)	13,041

Total taxes	150,828	142,362

Net income	481,455	437,710

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2017	As of March 31, 2018
Assets:
Cash and due from banks	10,689,804	11,987,067
Call loans	267,590	19,432
Receivables under securities borrowing transactions	114,804	115,696
Monetary claims bought	15	15
Trading assets	553,416	542,572
Money held in trust	10,681	113,606
Securities	13,829,880	13,665,278
Loans and bills discounted	14,283,249	14,514,713
Foreign exchanges	77,433	93,483
Other assets	827,574	869,371
Tangible fixed assets	146,688	140,358
Intangible fixed assets	62,020	65,777
Prepaid pension costs	271,938	304,525
Customers’ liabilities for acceptances and guarantees	260,386	236,964
Allowance for credit losses	(59,306)	(33,138)

Total assets	41,336,180	42,635,723

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2017	As of March 31, 2018
Liabilities:
Deposits	16,334,673	15,307,147
Negotiable certificates of deposit	4,710,181	4,395,644
Call money	54,450	1,236,027
Payables under repurchase agreements	4,782,495	5,081,985
Payables under securities lending transactions	799,923	746,767
Commercial papers	540,057	531,309
Trading liabilities	139,686	73,981
Borrowed money	2,661,461	3,752,381
Foreign exchanges	38,157	42,709
Short-term bonds payable	239,999	—
Bonds payable	872,719	725,802
Due to trust accounts	6,738,770	7,163,530
Other liabilities	660,310	726,002
Reserve for bonuses	4,884	4,910
Reserve for bonuses to directors	57	62
Reserve for stocks payment	3,416	3,645
Reserve for retirement benefits	1,154	1,119
Reserve for contingent losses	7,478	13,218
Deferred tax liabilities	229,884	240,817
Deferred tax liabilities for land revaluation	4,335	4,232
Acceptances and guarantees	260,386	236,964

Total liabilities	39,084,484	40,288,258

Net assets:
Capital stock	324,279	324,279
Capital surplus	422,083	425,265
Capital reserve	250,619	250,619
Other capital surplus	171,464	174,646
Retained earnings	977,978	1,066,508
Revenue reserve	73,714	73,714
Other retained earnings	904,264	992,794
Funds for retirement benefits	710	710
Other reserve	138,495	138,495
Earned surplus brought forward	765,059	853,589

Total shareholders’ equity	1,724,341	1,816,053

Net unrealized gains (losses) on available-for-sale securities	529,191	516,851
Net deferred gains (losses) on hedging instruments	(344)	15,150
Land revaluation excess	(1,493)	(589)

Total valuation and translation adjustments	527,353	531,412

Total net assets	2,251,695	2,347,465

Total liabilities and net assets	41,336,180	42,635,723

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(2) Non-consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2017	For the fiscal year ended March 31, 2018
Ordinary income	622,721	704,515
Trust fees	94,645	96,401
Interest income	287,012	337,874
Interest on loans and bills discounted	99,323	117,805
Interest and dividends on securities	173,452	195,691
Fees and commissions	136,963	140,777
Trading income	1,017	15,651
Other operating income	73,617	30,361
Other ordinary income	29,465	83,449
Ordinary expenses	458,232	498,421
Interest expenses	128,740	183,530
Interest on deposits	24,583	30,811
Fees and commissions	31,056	35,919
Trading expenses	49	34
Other operating expenses	51,711	44,927
General and administrative expenses	212,608	207,301
Other ordinary expenses	34,066	26,707

Ordinary profits	164,488	206,093

Extraordinary gains	248	53,766
Extraordinary losses	8,432	10,076

Income before income taxes	156,305	249,784

Income taxes - current	50,055	59,884
Income taxes - deferred	(14,004)	3,145

Total taxes	36,050	63,030

Net income	120,254	186,754

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(3) Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2017	As of March 31, 2018
Assets:
Loans and bills discounted	204,237	306,755
Securities	53,054,465	53,976,806
Beneficiary rights to the trust	58,907,613	72,399,465
Securities held in custody accounts	3,259,572	3,121,503
Monetary claims	13,051,405	16,876,864
Tangible fixed assets	12,493,551	13,544,869
Intangible fixed assets	207,803	130,851
Other claims	3,950,126	3,645,903
Call loans	705,784	384,210
Due from banking account	9,100,260	9,626,979
Cash and due from banks	5,731,968	6,671,875

Total	160,666,790	180,686,086

Liabilities:
Money trusts	21,817,433	25,052,352
Pension trusts	12,741,687	11,946,499
Property formation benefit trusts	7,549	7,608
Investment trusts	63,323,815	77,208,657
Money entrusted other than money trusts	3,372,911	3,718,032
Securities trusts	5,399,262	5,200,280
Monetary claim trusts	12,195,074	15,977,728
Equipment trusts	66,298	72,741
Land and fixtures trusts	44,291	43,894
Composite trusts	41,698,466	41,458,291

Total	160,666,790	180,686,086

Note:	1.	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.
	2.	Trust assets and liabilities under a declaration of trust excluded from above table are 1,507 millions of yen as of March 31, 2017 and 1,505 millions of yen as of March 31, 2018.

Detailed information for “Money trust” with contracts indemnifying the principal amounts

(including trusts for which beneficiary interests are re-entrusted)

(in millions of yen)	As of March 31, 2017	As of March 31, 2018
Assets:
Loans and bills discounted	18,293	16,186
Securities	89,677	80,292
Other	6,581,417	7,008,991

Total	6,689,388	7,105,470

Liabilities:
Principal	6,678,398	7,105,161
Allowance for bad debts	55	48
Other	10,934	260

Total	6,689,388	7,105,470

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(4) Major Items

(in millions of yen)	As of March 31, 2017	As of March 31, 2018
Total funds	55,611,525	56,709,252

Deposits	16,334,673	15,307,147
Negotiable certificates of deposit	4,710,181	4,395,644
Money trusts	21,817,433	25,052,352
Pension trusts	12,741,687	11,946,499
Property formation benefit trusts	7,549	7,608

Loans and bills discounted	14,487,486	14,821,468

Banking account	14,283,249	14,514,713
Trust account	204,237	306,755

Investment securities	66,884,346	67,642,084

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.